SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Quarterly Financial Information
Quarter Ended September 30, 2009

(A free translation of the original report in Portuguese
as published in Brazil containing Interim Financial Information prepared in accordance with accounting practices adopted in Brazil and rules of
Brazilian Securities Commission - (CVM))

Independent Auditors’ Special Review Report

To
The Management
Braskem S.A.
Camaçari - BA

1. We have conducted a special review of the Quarterly Financial Information of Braskem S.A. and of the Company and its subsidiaries (consolidated information) for the quarter ended September 30, 2009, which comprises the balance sheet, the statements of income, of changes in shareholders’ equity, of cash flows, the performance report and the notes to the Quarterly Financial Information, which are the responsibility of its management. The Quarterly Financial Information of the subsidiary, iQ Soluções & Química S.A. as of September 30, 2009 was reviewed by other independent auditors, and our review, with respect to the amount of investment (R$ 105,924 thousand) and income (R$ 10,199 thousand), deriving from this subsidiary, is based exclusively on the comfort letter issued by these other auditors.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council (CFC), and consisted mainly of: (a) inquiries and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries, with respect to the main criteria adopted in preparing the Quarterly Financial Information; and (b) a review of the information and subsequent events that had or could have had significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review and the comfort letter issued by other independent auditors, we are not aware of any material changes that should be made to the aforementioned Quarterly Financial Information for it to be in accordance with accounting practices adopted in Brazil, based on the Brazilian Corporate Law, pronouncements issued by the Committee for Accounting Pronouncements (“CPC”) up to December 31, 2008 and in compliance with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Financial Information.

4. As per Note 9 (a), the Company retained ICMS credits from previous years, arising mainly from the differences between the rates of inflow and outflow of inputs and raw materials, domestic outflow which received incentive through the deferral of taxes, and sales destined to the foreign market in the amount of 1,107,353 thousand (R$ 1,114,808 thousand - Consolidated). The realization of these tax credits depends on the successful implementation of the management’s plans, as described in the note to the accompanying Quarterly Financial Information. The Quarterly Financial Information as of September 30, 2009 does not include any adjustments related to the recovery of these tax credits due to this uncertainty.

5. As per Note 19(c), the Company, in a proceeding that also involves the merged companies OPP Química, Trikem and Polialden, due to the litigation with respect to the constitutionality of Law 7689/88, is pleading the nonpayment of the Social Contribution on Net Income (CSSL) in the cases in which a final and unnappealable decision has already been reached at the Federal Supreme Court (STF), and the Union has filed a rescissory action. The Company, based on the opinion of its legal advisors, who assessed the chances of a successful outcome as possible, believes that it should be successful in its pleading for the maintenance of the nonpayment and that in the event of loss in the rescissory action the decision will only produce effects as from the fiscal year of its publication. Consequently, for preparation purposes of the Quarterly Financial Information aforementioned in Paragraph 1, no provision was made for possible unfavorable decisions regarding the years considered in the notice of tax assessments, or for the years not yet inspected by the Federal Revenue Department.

6. As per Note 9 (c), OPP Química S.A., merged by the Company in 2003, based on a decision taken by the Federal Supreme Court, recognized in its accounting records, Excise Tax (IPI) credits of R$ 1,030,125 thousand (R$ 3,048,228 thousand restated up to September 30, 2009), which were offset with IPI and other federal taxes. Although this decision was the object of a regulatory appeal by the National Treasury, what is being questioned is not the right to the credit, but the inaccuracies with respect to the aspects related to the case of the inputs not taxed, to the monetary correction and to the rate to be used for calculation purposes of the credits, and as a result of the notices of tax assessments drafted against the Company. Management, based on the opinion of its legal advisors, maintains the understanding that a final decision was reached, fact which guarantees to the Company the IPI credit on the purchase of exempt raw materials and taxed at a zero rate, reason why no provision was recorded in the Quarterly Financial Information for the quarter ended September 30, 2009.

7. As per Note 21 (e), the Company has been analyzing the financial benefits deriving from Law 11941/2009 and from Provisional Measure 470/2009 which permit that taxpayers settle the amount of federal taxes, including social contributions, under favorable conditions; however, the analysis is still pending conclusion. By November 30, 2009, the Company will resolve, which contingencies may be included in the payment installment plan.

8. As per Note 2, due to the modifications in the accounting practices adopted in Brazil during 2008, the statements of income and cash flows related to the quarter ended September 30, 2008, presented for comparison purposes, were restated in accordance with NPC 12 - Accounting Practices, Changes in the Accounting Estimates and Error Correction.

October 23, 2009, except for Note 28 which is dated as of October 28, 2009

KPMG Auditores Independentes
CRC SP-014428/F-7

Anselmo Neves Macedo
Accountant CRC SP-160482/O-6 S-BA

QUARTERLY INFORMATION – 3rd QUARTER OF 2009

Balance Sheet

ASSETS (in thousands of reais)		Parent company		Consolidated
Account	Description	Sep/09	Jun/09	Sep/09	Jun/09
1	Total assets	22,070,212	22,285,832	22,073,075	22,227,308
1.01	Current assets	6,737,876	6,918,051	7,013,458	7,141,238
1.01.01	Cash and cash equivalents	3,065,903	3,165,020	3,138,266	3,224,893
1.01.01.01	Cash and cash equivalents	2,801,327	2,878,258	2,873,689	2,938,131
1.01.01.02	Marketable securities	264,576	286,762	264,577	286,762
1.01.02	Credits	1,172,938	1,266,402	1,217,196	1,236,215
1.01.02.01	Trade accounts receivable	1,172,938	1,266,402	1,217,196	1,236,215
1.01.03	Inventories	1,872,775	1,862,309	2,004,437	2,032,448
1.01.04	Other credits	626,260	624,320	653,559	647,682
1.01.04.01	Recoverable taxes	383,630	385,189	407,299	404,502
1.01.04.02	Deferred income & social contribution taxes	55,972	55,972	59,489	59,543
1.01.04.03	Dividends & interest on shareholders’equity	6,274	6,283
1.01.04.04	Prepaid expenses	35,532	52,113	35,815	52,448
1.01.04.05	Other	144,852	124,763	150,956	131,189
1.02	Noncurrent assets	15,332,336	15,367,781	15,059,617	15,086,070
1.02.01	Long-term receivables	2,410,266	2,414,813	2,424,699	2,429,951
1.02.01.01	Other credits	2,259,657	2,255,370	2,290,968	2,286,571
1.02.01.01.01	Marketable securities	16,451	9,308	18,393	11,216
1.02.01.01.02	Hedge transactions	379	10,035	379	10,035
1.02.01.01.03	Trade accounts receivable	44,597	52,026	45,050	52,489
1.02.01.01.04	Inventories	21,347	21,067	21,347	21,067
1.02.01.01.05	Recoverable taxes	1,404,252	1,412,491	1,410,114	1,418,335
1.02.01.01.06	Deferred income & social contribution taxes	619,814	620,816	635,727	637,109
1.02.01.01.07	Deposits in court and compulsory loans	152,817	129,627	159,958	136,320
1.02.01.02	Related parties	67,188	75,588	48,858	58,073
1.02.01.02.03	Other related parties	67,188	75,588	48,858	58,073
1.02.01.03	Other	83,421	83,855	84,873	85,307
1.02.01.03.01	Other accounts receivable	83,421	83,855	84,873	85,307
1.02.02	Permanent assets	12,922,070	12,952,968	12,634,918	12,656,119
1.02.02.01	Investments	566,178	568,624	38,787	38,048
1.02.02.01.01	Investments in associated companies	24,984	23,607	25,206	23,828
1.02.02.01.02	Investments in subsidiaries	529,909	533,215
1.02.02.01.03	Other investments	11,285	11,802	13,581	14,220
1.02.02.02	Property, plant and equipment	9,900,930	9,915,704	10,059,353	10,075,774
1.02.02.03	Intangible assets	2,361,500	2,371,118	2,442,651	2,444,069
1.02.02.04	Deferred charges	93,462	97,522	94,127	98,228

LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of reais)		Parent company		Consolidated
Account	Description	Sep/09	Jun/09	Sep/09	Jun/09
2	Total liabilities	22,070,212	22,285,832	22,073,075	22,227,308
2.01	Current liabilities	5,945,169	6,531,548	6,020,102	6,550,838
2.01.01	Loans and financing	1,352,910	1,525,210	1,359,008	1,531,172
2.01.02	Debentures	312,806	319,508	312,806	319,508
2.01.03	Accounts payable to suppliers	3,603,759	4,124,181	3,702,162	4,181,260
2.01.04	Taxes and contributions payable	142,239	105,790	157,903	115,227
2.01.05	Dividends payable	3,672	4,320	3,675	4,323
2.01.08	Other	529,783	452,539	484,548	399,348
2.01.08.01	Salaries and social charges	213,487	163,350	224,667	172,761
2.01.08.02	Deferred income & social contribution taxes
2.01.08.03	Advances from customers	73,909	56,080	74,445	57,006
2.01.08.04	Hedge transactions	45,505	41,648	45,505	41,648
2.01.08.05	Other provisions and accounts payable	196,882	191,461	139,931	127,933
2.02	Noncurrent liabilities	10,487,201	10,744,201	10,427,155	10,678,411
2.02.01	Long-term liabilities	10,487,201	10,744,201	10,427,155	10,678,411
2.02.01.01	Loans and financing	7,660,957	8,220,187	7,672,195	8,232,178
2.02.01.02	Debentures	500,000	500,000	500,000	500,000
2.02.01.03	Related parties	93,954	114,038
2.02.01.06	Other	2,232,290	1,909,976	2,254,960	1,946,233
2.02.01.06.01	Accounts payable to suppliers	23,140	17,975	23,229	18,053
2.02.01.06.02	Hedge transactions	50,450	36,004	50,450	36,004
2.02.01.06.03	Taxes and contributions payable	1,399,697	1,262,478	1,406,133	1,268,904
2.02.01.06.04	Long-term incentives	5,580	5,861	5,580	5,861
2.02.01.06.05	Deferred income & social contribution taxes	550,189	385,083	550,302	387,695
2.02.01.06.06	Pension plan and benefits for employees	23,208	16,307	25,180	18,279
2.02.01.06.07	Provision for loss on subsidiary	1,093
2.02.01.06.08	Other accounts payable	178,933	186,268	194,086	211,437
2.05	Shareholders’ equity	5,637,842	5,010,083	5,625,818	4,998,059
2.05.01	Paid-in capital	5,473,181	5,473,181	5,473,181	5,473,181
2.05.02	Capital reserves	428,575	428,575	428,575	428,575
2.05.04	Revenue reserve	(11,932)	(11,932)	(11,932)	(11,932)
2.05.04.01	Treasury shares	(11,932)	(11,932)	(11,932)	(11,932)
2.05.05	Equity valuation adjustments	(74,898)	(57,381)	(74,898)	(57,381)
2.05.06	Retained earnings (accumulated deficit)	(1,987,426)	(1,987,975)	(1,999,450)	(1,999,999)
2.05.07	Net income for the period	1.810.342	1.165.615	1.810.342	1.165.615

	STATEMENT OF INCOME (in thousands of reais)	Parent company				Consolidated
Account	Description	7/1/2009 to	1/1/2009 to	7/1/2008 to	1/1/2008 to	7/1/2009 to	1/1/2009 to	7/1/2008 to	1/1/2008 to
		9/30/2009	9/30/2009	9/30/2008	9/30/2008	9/30/2009	9/30/2009	9/30/2008	9/30/2008
3.01	Revenues	5,795,856	15,048,599	4,688,529	13,147,329	5,163,866	14,075,761	6,233,978	17,561,259
3.01.01	Domestic market sales	3,745,653	9,978,297	4,485,895	11,117,273	3,951,632	10,832,162	4,942,227	14,338,926
3.01.02	Foreign market sales	2,050,203	5,070,302	202,634	2,030,056	1,212,234	3,243,599	1,291,751	3,222,333
3.02	Taxes, freights and sales returns	(1,074,424)	(2,908,524)	(994,296)	(2,847,170)	(1,117,142)	(3,080,821)	(1,284,951)	(3,733,794)
3.03	Net revenues	4,721,432	12,140,075	3,694,233	10,300,159	4,046,724	10,994,940	4,949,027	13,827,465
3.04	Cost of products sold	(3,799,365)	(10,204,498)	(3,130,676)	(8,958,923)	(3,075,715)	(8,984,521)	(4,165,705)	(11,708,137)
3.05	Gross profit	922,067	1,935,577	563,557	1,341,236	971,009	2,010,419	783,322	2,119,328
3.06	Operating (expenses)/income	(56,316)	500,262	(1,624,113)	(1,972,949)	(103,433)	425,154	(2,037,384)	(2,734,366)
3.06.01	Selling expenses	(125,469)	(359,117)	(102,745)	(264,317)	(134,057)	(393,747)	(125,643)	(345,977)
3.06.02	General and administrative expenses	(198,885)	(346,572)	(286,043)	(715,082)	(212,924)	(398,970)	(291,573)	(885,198)
3.06.02.01	General and administrative expenses	(145,681)	(376,907)	(134,963)	(403,257)	(156,950)	(420,795)	(166,848)	(500,914)
3.06.02.03	Management remuneration	(1,535)	(5,129)	(5,927)	(9,504)	(1,554)	(5,804)	(6,347)	(11,418)
3.06.02.04	Depreciation and amortization	(27,135)	(71,703)	(123,907)	(323,456)	(28,713)	(77,887)	(144,054)	(427,168)
3.06.02.05	Other operating revenues, net	(24,534)	107,167	(21,246)	21,135	(25,707)	105,516	25,676	54,302
3.06.03	Financial (expenses) income	263,411	1,300,850	(1,124,030)	(1,097,665)	242,640	1,227,081	(1,607,664)	(1,441,621)
3.06.03.01	Financial income	(5,337)	(86,598)	1,097,084	892,071	(164,414)	(356,226)	956,702	636,277
3.06.03.02	Financial expenses	268,748	1,387,448	(2,221,114)	(1,989,736)	407,054	1,583,307	(2,564,366)	(2,077,898)
3.06.06	Equity from shareholdings	4,627	(94,899)	(111,295)	104,115	908	(9,210)	(12,504)	(61,570)
3.06.06.01	Equity in income of subsidiaries and associated companies	5,210	(88,497)	(116,542)	153,777	1,351	(2,948)	1,721	(9,114)
3.06.06.02	Amortization of goodwill and negative goodwill, net	(443)	(6,310)	5,256	(39,959)	(443)	(6,310)	(14,330)	(39,959)
3.06.06.03	Provision for losses	(140)	(140)		(9,694)				(9,695)
3.06.06.04	Other		48	(9)	(9)		48	105	(2,802)
3.07	Operating profit	865,751	2,435,839	(1,060,556)	(631,713)	867,576	2,435,573	(1,254,062)	(615,038)
3.08	Other operating revenues (expenses), net	(14,665)	(15,586)	(62,738)	63,680	(14,686)	(15,659)	(67,466)	54,926
3.08.01	Operating revenues	1,663	5,275	4,617	261,945	1,706	5,349	6,444	263,628
3.08.02	Operating expenses	(16,328)	(20,861)	(67,355)	(198,265)	(16,392)	(21,008)	(73,910)	(208,702)
3.09	Net income before income tax/interests	851,086	2,420,253	(1,123,294)	(568,033)	852,890	2,419,914	(1,321,528)	(560,112)
3.10	Provision for income and social contribution taxes	(36,293)	(39,962)	36,730	(1,206)	(40,364)	(47,555)	103,833	(24,696)
3.11	Deferred income tax	(170,066)	(569,949)	257,536	214,740	(167,799)	(562,017)	393,029	290,520
3.12	Interests							(6,409)	(57,402)
3.15	Net income (loss) for the period	644,727	1,810,342	(829,028)	(354,499)	644,727	1,810,342	(831,075)	(351,690)
	Number of shares ex-treasury	519,422	519,422	510,369	510,369	519,422	519,422
	Net income (loss) per share	1.2412	3.4853	(1.6244)	(0.6946)	1.2412	3.4853

STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of reais)
		Parent company				Consolidated
		Current	Current	Prior	Prior	Current	Current	Prior	Prior
		quarter	YTD	quarter	YTD	Quarter	YTD	quarter	YTD
		7/1/09 to	1/1/09 to	7/1/08 to	1/1/08 to	7/1//09 to	1/1/09 to	7/1/08 to	1/1/08 to
Account	Description	9/30/09	9/30/09	9/30/08	9/30/08	9/30/09	9/30/09	9/30/08	9/30/08
4.01	Net cash from operating activities	346,234	997,669	258,323	385,592	308,292	997,069	211,350	1,066,795
4.01.01	Cash provided by operating activities	820,840	1,823,358	614,117	881,313	831,981	1,796,338	535,231	1,251,880
4.01.01.01	Net income (loss) before taxes/interests	851,086	2,420,253	(1,123,294)	(568,033)	852,890	2,419,914	(1,321,528)	(560,112)
4.01.01.02	Depreciation, amortization and depletion	208,750	627,965	221,860	663,722	213,986	643,205	336,787	964,870
4.01.01.03	Amortization of goodwill (neg. goodwill), net	443	6,310	(5,256)	39,959	443	6,310	14,330	39,959
	Equity in income of subsidiary and associated
4.01.01.04	companies	(5,210)	88,497	116,542	(153,777)	(1,351)	2,948	(1,721)	9,114
4.01.01.05	Losses (gains) on interest in investments	(839)	(2,617)	(5,243)	7,332		(2,703)	6,460	19,062
4.01.01.06	Prov. for losses and write-offs – fixed assets	(384)	2,251	298,819	(64,734)	986	3,800	144,227	(218,079)
4.01.01.07	Interest, monetary & exchange variations, net	(233,31)	(1,223,310)	1,105,363	956,844	(235,012)	(1,181,046)	1,306,674	963,892
4.01.01.08	Recognition of tax credits		(96,562)				(96,562)
4.01.01.09	Minority interest
4.01.01.11	Other	25	571	5,326		39	472	50,002	33,174
4.01.02	Variation in assets and liabilities	(370,33)	(339,486)	(270,262)	(205,216)	(379,534)	(312,869)	(165,866)	297,537
4.01.02.01	Marketable securities	15,417	(746)	(86,918)	(64,867)	15,417	(746)	(89,427)	214,758
4.01.02.02	Trade accounts receivable	100,893	(182,974)	(156,058)	(322,434)	26,458	(155,624)	(35,540)	(361,836)
4.01.02.03	Inventories	(9,169)	891,422	(206,379)	(278,167)	26,109	976,600	(96,714)	(464,268)
4.01.02.04	Recoverable taxes	19,355	126,775	(499)	(96,019)	18,208	129,867	(210,425)	(351,352)
4.01.02.05	Prepaid expenses	16,581	29,987	3,185	32,090	16,633	30,855	14,245	54,079
4.01.02.06	Dividends received	9	888	(1,717)	46,418			(3,001)	3,936
4.01.02.07	Other accounts receivable	(24,410)	(80,214)	(528,228)	(263,900)	(23,721)	(96,632)	(53,214)	199,147
4.01.02.08	Accounts payable to suppliers	(515,257)	(1,158,448)	598,977	580,195	(473,942)	(1,213,611)	224,647	896,261
4.01.02.09	Taxes and contributions	(37,028)	(3,519)	(3,552)	35,221	(37,852)	(9,898)	76,332	82,735
4.01.02.10	Long-term incentives	(281)	(4,873)	(6,714)	6,228	(281)	(4,873)	(14,167)	(683)
4.01.02.11	Advances from customers	17,829	26,192	(67,203)	(16,395)	17,439	25,430	(27,488)	11,759
4.01.02.12	Other accounts payable	45,428	16,024	184,844	136,414	35,998	5,763	48,886	13,001
4.01.03	Other	(103,973)	(486,203)	(85,532)	(290,505)	(144,155)	(486,400)	(158,015)	(482,622)
4.01.03.01	Paid interest	(100,950)	(470,613)	(71,329)	(269,627)	(141,098)	(470,613)	(105,890)	(386,450)
4.01.03.02	Paid income tax and social contribution	(3,023)	(15,590)	(14,203)	(20,878)	(3,057)	(15,787)	(52,125)	(96,172)
4.02	Net cash from investing activities	(192,116)	(450,163)	(236,080)	(1,356,736)	(194,046)	(455,109)	(349,350)	(1,801,314)
4.02.01	Proceeds from sale of noncurrent assets	868	2,638	(3,453)	250,219	868	2,638	(3,453)	250,219
4.02.02	Additions to investments	(9,119)	(51,947)	(24,007)	(667,739)		(5,703)	(27,102)	(663,557)
4.02.03	Additions to property, plant and equipment	(183,865)	(390,799)	(218,891)	(673,436)	(186,540)	(400,488)	(320,131)	(1,110,879)
4.02.04	Additions to intangible assets		(17,000)	(10,554)	(282,570)	(8,374)	(58,501)	(19,053)	(299,298)
4.02.05	Additions to deferred charges			4,035				(17,854)	(36,685)
4.02.06	Effect on cash from merged companies		6,945	16,790	16,790		6,945	38,243	58,886
4.03	Net cash from financing activities	(231,049)	(334,352)	65,432	1,420,037	(178,688)	(279,871)	184,508	687,204
4.03.01	Short-term debt, net	102,776	(1,353,274)	(785,359)	(1,484,986)	158,730	(1,340,221)	(1,655,169)	(3,031,686)
4.03.02	Long-term debt, net	(339,646)	1,050,765	1,867,649	3,739,413	(338,957)	1,053,807	1,920,342	4,151,094
4.03.03	Related parties, net	5,920	(16,198)	(904,293)	(389,064)
4.03.04	Dividends paid to shareholders	(99)	(573)	3,591	(274,111)	(99)	(570)	(266)	(300,814)
4.03.05	Capital increase			(16)					1,674
4.03.06	Repurchase of shares			(107,895)	(161,167)			(107,895)	(161,167)
4.03.08	Other		(15,072)	(8,245)	(10,048)	1,638	7,113	27,496	28,103
	Increase (decrease) in cash and cash
4.05	equivalents	(76,931)	213,154	87,675	448,893	(64,442)	262,089	46,508	(47,315)
	Cash & cash equivalents at beginning of the
4.05.01	period	2,878,258	2,588,173	1,562,762	1,201,544	2,938,131	2,611,600	1,796,328	1,890,151
	Cash and cash equivalents at the end of the
4.05.02	period	2,801,327	2,801,327	1,650,437	1,650,437	2,873,689	2,873,689	1,842,836	1,842,836

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY – PARENT COMPANY (in thousands of reais)
Account code	Account description	Capital	Capital reserves	Revaluation reserves	Profit reserves	Accumulated losses	Equity valuation adjustments
5.01	January 1, 2009	5,375,802	407,964			(1,989,785)	(102,100)	3,691,881
5.04	Net income for the period					1,810,342		1,810,342
5.07	Equity valuation adjustment						27,202	27,202
5.08	Capital increase/decrease	97,379						97,379
5.08.01	Capital increase	97,379						97,379
5.10	Treasury shares				(11,932)			(11,932)
5.12	Other		20,611			2,359		22,970
5.12.01	Prescribed dividends					2,359		2,359
5.12.02	Goodwill reserve increase		20,611					20,611
5.13	September 30, 2009	5,473,181	428,575		(11,932)	(177,084)	(74,898)	5,637,842

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY – CONSOLIDATED (in thousands of reais)
Account code	Account description	Capital	Capital reserves	Revaluation reserves	Profit reserves	Accumulated losses	Equity valuation adjustments
5.01	January 1, 2009	5,375,802	407,964			(2,001,809)	(102,100)	3,679,857
5.04	Net income for the period					1,810,342		1,810,342
5.07	Equity valuation adjustment						27,202	27,202
5.08	Capital increase/decrease	97,379						97,379
5.08.01	Capital increase	97,379						97,379
5.10	Treasury shares				(11,932)			(11,932)
5.12	Other		20,611			2,359		22,970
5.12.01	Prescribed dividends					2,359		2,359
5.12.02	Goodwill reserve increase		20,611					20,611
5.13	September 30, 2009	5,473,181	428,575		(11,932)	(189,108)	(74,898)	5,625,818

ALL AMOUNTS STATED IN THOUSANDS OF REAIS

1 Operations

(a) Braskem S.A. (“Braskem” or “Company”), with 18 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, manufactures basic petrochemicals such as ethylene, propane and benzene, in addition to gasoline and LPG (cooking gas). Within the segment of thermoplastic resins, they manufacture polyethylene, polypropylene and PVC. In addition to those, the business purpose of Braskem is to import and export chemical, petrochemical, fuel products and to manufacture and supply inputs consumed by the companies of the Petrochemical Complexes of Camaçari – State of Bahia and Triunfo – State of Rio Grande do Sul, such as: steam, water, compressed air, electric energy, as well as to hold interest in other companies, as a partner or shareholder. The principal place of business of Braskem is located in Camaçari – Bahia and its holding company is Odebrecht S.A., which holds, directly and indirectly, 62.3% of the voting capital.

In December 2008, the Company announced the business withdrawal of PET in view of the studies initiated in 2007 that indicated the unfeasibility of retaking the production of that resin on a competitive basis.

In May 2009, the Company announced the suspension of the production of caprolactam, a raw material used in the manufacture of nylon 6 and the temporary closure of its plant located in the Northeast Petrochemical Complex. The decision was based on a thorough assessment of the business, taking into account difficulties experienced in the Brazilian caprolactam market at this juncture, as well as the impacts of the international crisis. The Company will monitor the developments in the caprolactam market to ascertain a potential resumption of operations of this plant.

On September 1, 2009, the company Varient Distribuidora de Resinas Ltda (“Varient”) was formed as a spin-off of IQ Soluções & Química S.A. (“IQ”), to carry out the distribution of Braskem resin.

(b) Corporate Restructuring

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2008 and 2009 can be summarized as follows:

b.1 – In January 2008, the Company paid R$ 247,503 as the last installment for the acquisition of Politeno Indústria e Comércio S.A. (“Politeno”) shares that took place in April 2006. The share price was determined based on the average performance of that company over the 18 months subsequent to the signature of the purchase and sale agreement, because of the difference between polyethylene and ethylene prices in the Brazilian domestic market. Such acquisition gave rise to goodwill of R$ 162,174, justified by future profitability. Politeno was a subsidiary of the Company and was merged into it in April 2007.

b.2 - In March 2008, as all precedent conditions set forth in the agreement among Braskem, UNIPAR – União de Indústrias Petroquímicas S.A. (“UNIPAR”) and other minority shareholders of Petroflex Indústria e Comércio S.A. (“Petroflex”) and Lanxess Deutschland GmbH (“Lanxess”) for the sale of 100% of shares in that jointly-controlled entity had been complied with, a R$ 130,548 (Note 25) gain was recorded on the transaction. The financial settlement of the transaction took place on April 1, 2008. As required by CVM Instruction 247/96, the Company determined equity in income of this investee until March 2008.

b.3 - On May 30, 2008, the merger of shares at book value issued by Grust Holdings S.A. (“Grust”), then a wholly-owned subsidiary of Petroquisa, was approved. At that date, Grust directly or indirectly held the following petrochemical assets: (i) 36.47% of the voting capital of Companhia Petroquímica do Sul (“Copesul”); (ii) 40% of the voting capital of Ipiranga Petroquímica S.A. (“IPQ”); (iii) 40% of the voting capital of IQ Soluções & Química S.A. (“IQ”); and (iv) 40% of the voting capital of Petroquímica Paulínia S.A. (“Petroquímica Paulínia”). After the merger, Braskem directly and indirectly holds 99.17% of the voting capital of Copesul and 100% of the voting capital of IPQ, IQ and Petroquímica Paulínia. The latter was a jointly-controlled entity with Petroquisa. IQ Soluções & Química S.A. is the new company name of Ipiranga Química S.A.

Under the merger of shares, Petroquisa received 46,903,320 new common and 43,144,662 new class “A” preferred shares issued by Braskem, in accordance with the following replacement ratio determined based on the economic values of Grust and Braskem, as stated in reports of specialized firms: 0.067419126039 common and 0.062016407480 class “A” preferred shares issued by Braskem for each one (1) common share issued by Grust. Braskem, in turn, received 695,697,538 common shares in Grust held by Petroquisa. As a result of the merger of shares, Braskem’s capital was increased by R$ 720,709, equal to the book value of Grust’s shareholders’ equity as of March 31, 2008, the transaction base date.

b.4 - The Extraordinary Shareholders’ Meeting of subsidiary Grust held on July 10, 2008 approved a capital increase from R$ 695,698 to R$ 797,815, without the issue of new shares, through the capitalization of current earnings determined as of June 30, 2008, in the amount of R$ 102,117.

b.5 - The Extraordinary Shareholders’ Meeting of subsidiary IPQ held on July 16, 2008 approved a capital increase through the contribution by Grust of its interest in Copesul, for R$ 302,630. Accordingly, IPQ’s capital increased from R$ 349,507 to R$ 652,137, through the issue of 11,938,022,669 common shares.

b.6 - The Extraordinary Shareholders’ Meeting of subsidiary Grust, held on July 28 2008, approved a capital reduction by R$797,815, to ten Reais (R$ 10,00), with the ensuing cancellation of 695,697,528 common shares. As a result, the following assets, at book value as of June 30, 2008, were returned to Braskem: (i) 174,429,784,996 common shares in IQ, in the amount of R$ 398,455; (ii) 11,938,022,669 common shares in IPQ, in the amount of R$ 302,631; and (iii) 112,000 common shares in Petroquímica Paulínia, in the amount of R$ 96,729.

Following the transfer, Braskem directly held 100% of the voting capital of IQ and Petroquímica Paulínia, 25.98% of the voting capital of IPQ, and 59.97% of the voting capital of Copesul.

b.7 - The Extraordinary Shareholders’ Meetings held on September 11, 2008 approved the merger of Copesul into IPQ. As a result of such merger, the capital of IPQ increased by R$ 585,267, from R$ 652,137 to R$ 1,237,404, through the issue of 23,695,195,295 preferred shares. The increase was based on Copesul’s shareholder’s equity at net book value as of July 31, 2008 (the transaction base date), under the terms and conditions set out in the “Protocol and Justification” dated August 22, 2008, which established the exchange ratio in accordance with the economic values of IPQ and Copesul, whereby each one (1) Copesul share was exchanged for 524 IPQ preferred shares. Equity variations in Copesul between the base date and the merger date were fully reflected in IPQ, under the equity in the results of subsidiary and associated companies’ line.

b.8 - The Extraordinary Shareholders’ Meetings of Braskem and IQ held on September 30, 2008 approved the partial spin-off of IQ, where the spun-off assets, relating to interests in IPQ and ISATEC - Pesquisa, Desenvolvimento e Análises Químicas Ltda. (“ISATEC”) were transferred to the Company.

On the same date, Extraordinary Shareholders’ Meetings approved the mergers, into Braskem, of IPQ and Petroquímica Paulínia were approved, under the terms and conditions set out in the merger protocol and justification, dated September 12, 2008. Additionally, the Company capital was increased by R$ 14,146, from R$ 5,361,656 to R$ 5,375,802, through the issue of 1,506,061 class “A” preferred shares, which were appropriated to remaining shareholders of IPQ.

b.9 – The Extraordinary Shareholders’ Meetings of Braskem and Petroquímica Triunfo S.A. (“Triunfo”) held on April 30 and May 5, 2009, respectively, approved the merger of Triunfo into the Company. This represented the last stage of the agreement entered into on November 30, 2007 among Petrobras Petróleo Brasileiro S.A. (“Petrobras”), Petroquisa, Odebrecht S.A. (“Odebrecht”) and Nordeste Química S.A. (“Norquisa”). The merged net assets of Triunfo, at book value, amounts to R$ 117,989. Of this total, R$ 97,379 was appropriated to a capital increase of the Company (Note 20(a)), and R$ 20,611 was allocated to the capital reserve account. A total of 13,387,157 Braskem class “A” preferred shares were issued and delivered to Triunfo shareholders, at the rate of 0.210428051882238 Braskem class “A” preferred share to one (1) Triunfo common or class “A” referred share.

Upon completion with this last stage, Petrobras, through its subsidiary Petroquisa, holds 59,014,254 common and 72,966,174 class “A” preferred shares in Braskem, corresponding to 25.3% and 31.0% of the Company’s total and voting capital, respectively.

(c) Administrative Council for Economic Defense – CADE

In July 2008, CADE approved the transaction for the acquisition by Braskem and Petrobras of the Ipiranga Group’s petrochemical assets. CADE made only one recommendation, namely the adjustment of the provision on non-competition, so that the sellers compete only in the markets where they carried business activities prior to the acquisition.

In the same decision, CADE also approved the investment agreement whereby Petrobras contributed to Braskem its minority interest in Copesul, IPQ, IQ, Petroquímica Paulínia and Triunfo.

With this decision, no more restrictions subsist with respect to the management and merger of the assets acquired.

2 Presentation of the Quarterly Financial Information

The Company Quarterly Financial Information (individual and consolidated) were prepared according to the accounting practices adopted in Brazil, which comprise the Brazilian Corporation Law, pronouncements, guidelines and interpretations of the Accounting Pronouncements Committee (“CPC”) and the rules of the Brazilian Securities Commission (“CVM”). The purpose of CPC is to study and disclose accounting and auditing principles, standards and rules. The adoption of CPC’s pronouncements, technical guidance and interpretation is subject to the approval of CVM, the Brazilian Central Bank and other regulatory bodies.

In the preparation of the Quarterly Information for 2009 and 2008, the Company adopted the amendments to the corporate legislation introduced by Law 11638/07 (“Law 11638/07”), of December 28, 2007, with the respective amendments introduced by Provisional Measure 449/08, converted into Law 11941, of May 27, 2009 (“Law 11941/09”). Laws 11638/07 and 11941/09 amend Law 6404/76 (Brazilian Corporation Law) as regards aspects related to the preparation and disclosure of the financial statements and their main purpose was to update the Brazilian Corporation Law in order to harmonize the accounting practices adopted in Brazil with those provided in the International Financial Reporting Standards issued by the International Accounting Standards Board – IASB.

CPC pronouncements that affected the Quarterly Financial Information are described below:

CPC Pronouncement	Subject matter	Approval act by CVM	CVM approval date
CPC 01	Asset impairment	Deliberation 527/07	11/1/2007
CPC 02	Effects of changes in exchange rates and translation of financial statements	Deliberation 534/08	1/29/2008
CPC 03	Statement of cash flows – DFC	Deliberation 547/08	8/13/2008
CPC 04	Intangible assets	Deliberation 553/08	11/12/2008
CPC 05	Disclosures on related parties	Deliberation 560/08	12/11/2008
CPC 07	Government grants and aid	Deliberation 555/08	11/12/2008
CPC 08	Transaction costs and premium on issue of securities	Deliberation 556/08	11/12/2008
CPC 09	Statements of value added – DVA	Deliberation 557/08	11/12/2008
CPC 12	Adjustment to present value	Deliberation 564/08	12/17/2008
CPC 13	First-time adoption of Law 11638/07 and MP 449/08	Deliberation 565/08	12/17/2008
CPC 14	Financial instruments: recognition, measurement and evidence	Deliberation 566/08	12/17/2008

Petroquímica Triunfo

In the comparison between the financial statements for the periods ended September 30, 2009 and 2008, the merger of Triunfo must be considered (Note 1(b.9)). The balance sheet and statement of income of Triunfo at September 30, 2008 can be summarized as follows

Balance Sheet at 9/30/2008

ASSETS		LIABILITIES

Current assets	179,858	Current liabilities	63,098

Cash and cash equivalents	1,050	Accounts payable to suppliers	4,191
Marketable securities	9,221	Loans and financing	34,581
Trade accounts receivable	58,445	Taxes and contributions payable	15,582
Inventories	69,464	Other accounts payable	8,744
Tax credits	36,582
Other accounts receivable	4,990
Prepaid expenses	106	Noncurrent liabilities	38,322

		Loans and financing	31,320
		Taxes and contributions	7,002

Noncurrent assets	37,777	Shareholders’ equity	116,215

Deferred IR and CS	6,590	Capital	63,253
Deposits in court	3,367	Capital reserves	7,052
Other	95	Profit reserves	14,168
Investments	2,081	Treasury shares	(1,226)
Property, plant & equipment	25,644	Net income for the period	32,968

Total	217,635	Total	217,635

Statement of Income	1/1/2008 to
9/30/2008

Gross revenues	559,348
Taxes, freights and sales returns	(118,438)

Net revenues	440,910
Cost of products sold	(354,555)

Gross profit	86,355

Operating expenses / revenues	(38,209)

Selling	(16,534)
General and administrative	(17,604)
Financial	(4,071)

Operating profit	48,146

Other expenses, net	(35)

Net income before income and social contribution taxes	48,111

Provision for income and social contribution taxes	(15,143)

Net income for the period	32,968

Effects of the adoption of Laws 11638/07 and 11941/09 to enable the comparison in the period ended September 30, 2008

The Company made certain adjustments to income statement balances for the nine-month period ended September 30, 2008, as shown below:

	Sep/08

	Parent
	company	Consolidated

Loss before the effects of Laws 11638/07 and 11941/09	(386,567)	(383,758)

CPC-08 – Transaction costs and premium on the issue of securities	19,512	19,512
CPC12 – Adjustment to present value	12,556	12,556

Adjusted loss for the period	(354,499)	(351,690)

Transition Tax Regime (RTT)

The amounts presented in the Quarterly Financial Information as of September 30, 2009 consider the adoption of the Transition Tax Regime (“RTT”) by the Company and its subsidiaries with head offices in Brazil, as permitted by Law 11941/09, the purpose of which is to maintain the tax neutrality of the amendments to the Brazilian corporate legislation, introduced by Law 11638/07 and Law 11941/09. The permanent option for the RTT will be stated only on the occasion of the delivery of the Statement of Corporate Economical and Tax Information - DIPJ. The Transition tax effects, whenever applicable, generated as a result of the adhesion to the RTT, are ascertained and presented in the deferred income tax and social contribution (Note 19.b (i and ii)).

3 Significant Accounting Practices

(a) Use of estimates

In the preparation of financial statements, it is necessary to use estimates for certain assets, liabilities and other transactions. Therefore, the Quarterly Financial Information of the Company and its subsidiaries include several estimates related to the selection of useful lives of property, plant and equipment, intangible assets and deferred charges, and market value of financial instruments and inventories, provisions for contingencies, income tax provisions and other similar amounts.

(b) Foreign currency and functional currency

The Company’s Management has established that the functional currency of Braskem and all its subsidiaries is the real, according to the rules described in CPC 02, approved by CVM Deliberation 534/08.

Transactions in foreign currency, i.e., all those transactions that are not carried out in functional currency, are converted at the exchange rate of the dates of each transaction. Monetary assets and liabilities in foreign currency are converted into functional currency at the exchange rate of the closing date. Gains and losses on variations of exchange rates on monetary assets and liabilities are recognized in the statement of income. Non-monetary assets and liabilities acquired or hired in foreign currency are converted based on the exchange rates of the dates of the transactions or on the dates of the fair value evaluation whenever fair value is used.

(c) Income determination

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. Transfer of ownership occurs when the good is delivered to the client or to its shipper, depending upon the sale scheme.

The provision for income tax and ICMS expenses are accounted for including the tax incentive and the amount corresponding to the exemption and reduction of the income tax and ICMS are credited in the income account for the year.

Considering the provisions of CVM Deliberation 273/98 and CVM Instruction 371/02, the deferred income tax is stated at its probable value of realization, expected to occur as described in Note 19 (b, i and ii).

Monetary and exchange variations on assets and liabilities are recognized as “Financial income” and “Financial expenses”, respectively.

The Company recognizes in the income for the year the market value of the derivative contracts that contra entry the realization of cash flows and indexed liabilities in foreign currency or in international interest rates, except those accounted for as hedge transactions. (Note 23 (f.3) (i.b)).

The net profit per share is calculated based upon the number of shares existing on the year-closing date.

(d) Current and noncurrent assets

(d.1) Cash and cash equivalents

Cash and cash equivalents include cash, banking deposits and high liquidity investments that are promptly convertible into a known amount of cash and imply a negligible risk of change in value.

(d.2) Financial instruments

• Classification and measurement

The Company classifies its financial instruments in the following categories: (i) for trading (ii) loans and receivables, (iii) held to maturity and (iv) available for sale. The classification depends upon the purpose for which the financial instruments have been acquired. Management determines the classification of its financial instruments at the initial recognition.

(i) Financial assets held for trading

Financial assets maintained for trading are measured at fair value by the result with the purpose of being negotiated actively and frequently, including derivatives, unless they have been designated as hedge instruments (protection). The assets of this category are classified as current assets. Gains or losses resulting from variations of the fair value of financial assets maintained for negotiation are recognized in income for the year.

(ii) Loans and receivables

Granted loans and receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market, are included in this category as current assets, except those with maturity date that exceeds 12 months subsequently to the date of issue of the balance sheet (these are classified as noncurrent assets). The Company’s loans and receivables consist of the balances of loan agreements and of current account with related companies, accounts receivable from customers, other accounts receivable and cash and cash equivalents, except short-term investments. Loans and receivables are accounted for by the amortized cost, using the actual interest rate method.

(iii) Assets held to maturity

Assets held to maturity are financial assets that may not be classified as loans and receivables for being quoted in an active market. In that event, these financial assets are acquired with the purpose and financial capacity for its maintenance in portfolio up to maturity. They are appraised by the cost of acquisition, plus earnings received as a contra entry to the income for the year.

(iv) Financial assets available for sale

Financial assets available for sale are non-derivatives that are designated in that category or that have not been classified in any other category. They are included in the noncurrent assets, unless the management intends to dispose the investment in up to 12 months subsequently to the date of the balance sheet. The financial assets available for sale are accounted for at fair value. Interest rates of securities available for sale, calculated using the actual interest rate method, are recognized in the statement of income as financial incomes. The installment corresponding to the variation at fair value is recorded against the shareholders’ equity, net from taxes, in the equity valuation adjustment account, being realized against income on the occasion of its liquidation or loss considered permanent (impairment).

• Fair value

The fair values of the investments with public quotation are based upon the current purchase price. As regards the financial assets with no active market or public quotation, the Company establishes the fair value by means of evaluation techniques. These techniques include: (a) the use of recent transactions carried out with third parties; (b) the reference to other instruments that are substantially similar; (c) the analysis of discounted cash flows; and (d) the standard models of price fixing of options that use information generated by the market as much as possible and count as little as possible on information generated by Company’s management.

The Company evaluates, on the date of the balance sheet, whether there is objective evidence that a financial asset or a group of financial assets is registered at a value that exceeds its recoverable value (impairment). In the event of any evidence for the financial assets available for sale, the cumulative loss – measured as the difference between the cost of acquisition and the current fair value, minus any loss by impairment of this financial asset previously recognized in the income – is removed from equity and recognized in the statement of income.

• Derivative financial instruments and hedge activities

The Company has derivative financial instruments to protect risks related to foreign currencies and of interest rates.

Derivatives are initially recognized by their fair value and the respective costs of transaction are recognized in the income when incurred. Subsequently to the initial recognition, the derivatives are measured by the fair value and changes are accounted for in the income, except in the event described below for the accounting of hedge transactions:

Cash flow hedges

Changes in the fair value of derivative protection instruments designated as cash flow hedge are directly recognized in shareholders’ equity, as the hedge is considered effective. In the event that the hedge is considered non effective, the changes in the fair value are recognized in statement of income.

In the event that the hedge instrument fails to comply with the criteria for the hedge transaction accounting, expires or is sold, terminated or exercised, the hedge transaction accounting is discontinued prospectively. Accrued gain or loss previously recognized in shareholders’ equity must be immediately transferred to the income for the period.

The Company recognized liabilities related to the hedge transaction accounting the characteristics of which satisfy the requirements provided by CPC 14 - item 47, approved by CVM Deliberation 566/08.

(d.3) Trade accounts receivable

Accounts receivable from customers are recorded at the invoiced amount, adjusted to present value, whenever applicable and reduced by allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience.

The methodology used by the Company to record the allowance for doubtful accounts encompasses 100% of amounts more than 180 days overdue, 50% of amounts more than 90 days overdue, and 100% of the amounts under judicial collection process. The allowance also includes the amounts arising from a second renegotiation with customers, as amounts arising from the first renegotiation and payable within 24 months.

Accounts receivable from associated companies have not been taken into account in the calculation of this allowance.

(d.4) Inventories

Inventories are stated at average cost of purchases or production, lower than the replacement cost or than the realization value. Finished products include freight up to the point of sale. Imports in progress are stated at the accumulated cost of each import. Inventories of maintenance materials are classified in the current assets or in the noncurrent assets, considering the consumption’s history.

(d.5) Deferred income tax

Deferred income tax is computed on tax losses, temporarily non-deductible accounting expenses, and temporarily non-taxable accounting income. Its recognition occurs to the extent it is probable that sufficient future taxable profits for the next 10 years are available to offset recognized temporary differences, based upon the projections of future taxable income prepared and based on internal premises and in future economic scenarios that may, therefore, undergo changes. Periodically, the amounts accounted are reappraised in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

(d.6) Shareholdings in subsidiaries, jointly-controlled entities and associated companies:

Investments in subsidiaries, jointly-controlled entities and associated companies when the Company has an interest in the voting capital of more than 20% or where it has significant influence on the related management are recorded on the equity method of accounting, as well as other companies belonging to the same group or under common control.

Investments accounted for under the equity method include any goodwill (negative goodwill) balances to be amortized. In order to be maintained in the investment account, goodwill must be associated to the appreciation of property, plant and equipment of the investee. Even when stated in the investment account, such goodwill is amortized over the same term as the assets which gave rise to it.

Other investments are stated at acquisition cost, less the provision for adjustment to market value, when applicable.

(d.7) Property, plant and equipment

Property, plant and equipment is stated at acquisition or construction cost. As from 1997, property, plant and equipment include capitalized interest on loans from third parties during the construction period, pursuant to CVM Deliberation 193/96. Capitalized interest is added to assets and depreciated / amortized as from the date that they become operational. (Note 16 (g)).

As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled periods at intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown (Note 13).

Depreciation of property, plant and equipment are calculated on a straight-line basis at the rates mentioned in Note 13, which consider the estimated useful lives of the assets.

(d.8) Intangible assets

Intangible assets comprise assets acquired from third parties, including those acquired through a business combination, and those generated internally by the Company. The following criteria are applied:

• Acquired from third parties through a business combination: goodwill based on the expectation of future profitability will not be amortized as from 2009 and has its recoverable value tested on annual basis.

• Intangible assets acquired from third parties: intangible assets with defined useful life are measured by the total cost of acquisition less amortization expenses. Amortization is calculated based on the straight-line basis, at the rates mentioned in Note 14, which consider the estimated useful lives of the assets. Intangible assets with undefined useful life will not be amortized as from 2009 and have their recoverable value tested.

The Company records research expenses in the income.

(d.9) Deferred charges

The Company opted to maintain in deferred charges only those expenses incurred during the period of construction of industrial plants (pre-operating expenses). Such expenses are amortized over 10 years from the beginning of operations of the respective industrial plants.

(d.10) Impairment

Property, plant and equipment assets, intangible assets with a defined useful life and deferred charges have their recoverable values tested, at least, annually, in the event that there are indicators of value loss. Goodwill per expectation of future profitability and intangible assets with undefined useful life has the recovery of their value tested annually, regardless of indicators of value loss.

(d.11) Other assets

Other assets are presented by the value of realization, including, whenever applicable, the earnings and the monetary variations received or, in the event of expenses of the following period, at cost.

(e) Current and noncurrent liabilities

Current and noncurrent liabilities are recorded at known or calculable values plus, whenever applicable, corresponding charges, monetary and/or exchange variations incurred up to the date of the balance sheet date. Whenever applicable, the current and noncurrent liabilities are registered at present value, on a transaction by transaction basis, based upon interest rates that reflect the term, currency and risk of each transaction. The contra entry to the present value adjustments is recorded against the income accounts that resulted in the said liabilities. The difference between the present value of a transaction and the liabilities’ face value is appropriated to the income over the term of effectiveness of the agreement based on the amortized cost method and on the actual interest rate method.

(e.1) Adjustment to present value

In accordance with CPC 12, the Company segregates financial charges on purchases of naphtha made abroad for payment in over 180 days. During the first nine months of 2009 and 2008, the Company imported R$ 1,893,292 and R$ 1,348,579 of naphtha, respectively, with a maturity date for payment exceeding 180 days. Average financial charges on such purchases are 6.41% and 4.65% p.a., respectively.

The naphtha imported by Braskem is a commodity priced at the “ARA” (“Antwerp, Rotterdam and Amsterdam”) quotation of the European market, plus freights and financial charges in the event of purchases on credit.

Financial charges related to these purchases are segregated at the time the tax invoices are recorded, and are appropriated to the income as financial expenses over the term of the contracts. Changes in these consolidated financial charges at September 30, 2009 and 2008 are as follows:

	Sep/09	Sep/08

Charges to appropriate at the beginning of the year	75,999	32,816
Charges included in the period purchases	98,580	74,406
Charges appropriated to income for the period	(104,779)	(61,851)

Charges to be appropriated in subsequent periods	69,800	45,371

The balance of financial charges to appropriate is classified as reduction to the suppliers’ account.

The other purchase and sale transactions carried out by the Company are within the maturity date of their operational flow. For those transactions, the Company understands that the bills receivable and payable are measured at the respective fair values.

(e.2) Loans

Borrowings are initially recognized at fair value, net of any expenses incurred to structure the transaction (transaction costs). Subsequently borrowings are stated including charges and interest that are proportional to the time elapsed.

Non-convertible debentures are recognized in the same way as borrowings.

(e.3) Contingent liabilities

Contingent liabilities are stated net of the related deposits in court, pursuant to CVM Deliberation 489/05.

(e.4) Provisions for losses on investments

Provisions for losses on investments in subsidiaries are accrued on the negative shareholders’ equity (negative equity) of those companies and classified in the noncurrent liabilities, as a contra entry to the income from interest in subsidiaries and associated companies.

(e.5) Pension plans

Liabilities related to pension plans with defined benefit is the present value of the benefit obligation defined on the date of the balance sheet less the market value of the plan assets, adjusted for actuarial gain or losses and costs of past services. The defined benefit obligation is annually calculated by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by the estimate of future cash outflow, using the public securities interest rates, the maturity dates of which are close to the maturity dates of the related liabilities.

Actuarial gains and losses arising from changes in actuarial assumptions and amendments to pension plans are appropriated or credited to the income for the average time of remaining service of the related employees.

As regards defined contribution plans, the company pays contributions to private administration pension plans on compulsory, contractual or voluntary bases. As soon as contributions have been made, the Company has no obligations in relation to additional payments. Regular contributions consist of net periodical costs for the period in which they are due and, thus, are included in personnel costs.

(e.6) Other provisions

A provision is recognized when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, based on a reliable estimate of its amount.

(f) Consolidated Quarterly Financial Information

The consolidated Quarterly Financial Information was prepared in accordance with the consolidation principles set forth in the Brazilian Corporation Law and supplementary provisions of CVM, and include the financial statements of the Company and its subsidiaries, jointly-controlled entities and special purpose entities in which the Company has direct or indirect share control or direct or indirect control over their activities, as shown below:

		Direct and indirect interest in total capital - %

		Head office (country)	Sep/09	Jun/09	Sep/08

Subsidiaries
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00	100.00
Braskem Incorporated (“Braskem Inc”)		Cayman Islands	100.00	100.00	100.00
Braskem Distribuidora Ltda. E sua controlada		Brazil	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”) e sua controlada		Brazil	100.00	100.00	100.00
Braskem Argentina S.R.L (“Braskem Argentina”)	(v)	Argentina		100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Holland	100.00	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)		Argentina	100.00	100.00	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Natal Trading		British Virgin Islands	100.00	100.00	100.00
IPQ Petroquímica Chile Limitada (“IPQ Chile”)		Chile	100.00	100.00	100.00
Copesul International Trading INC. (“CITI”)		British Virgin Islands	100.00	100.00	99.17
Companhia Alagoas Industrial – CINAL (“CINAL”)		Brazil	100.00	100.00	100.00
Grust Holdings S.A. (“Grust”)		Brazil	100.00	100.00	100.00
IQ Soluções & Química S.A. (“IQ”) e suas controladas		Brazil	100.00	100.00	100.00
ISATEC–Pesquisa, Desenvimento e Análises Quím.Ltda. (“ISATEC”)		Brazil	100.00	100.00	100.00
CCI – Comercial Importadora S.A. (“CCI”)	(iv)	Brazil		100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Ideom Tecnologia Ltda (“Ideom”).	(i)	Brazil	100.00	100.00

Jointly-controlled entity	(ii)
CETREL S.A. – Empresa de Proteção Ambiental (“CETREL”)		Brazil	53.80	53.95	54.25

Special Purpose Entity (“SPE”)	(iii)
Fundo de Investimento Multimercado Crédito Privado Sol (“FIQ Sol”)		Brazil	100.00	100.00	100.00
(i)	Subsidiary as from January 2009;
(ii)	Investment proportionately consolidated as per CVM Instruction 247/96;
(iii)	Fund consolidated pursuant to CVM Instruction 408/04;
(iv)	Company merged into Braskem Importação e Exportação Ltda in September 2009;
(v)	Company merged into IPQ Argentina in August 2009.

In the consolidated Quarterly Financial Information, investments among entities and equity in income have been eliminated, as well as the assets and liabilities balances, revenues and expenses and unrealized profits arising from transactions among the consolidated companies.

Goodwill grounded on the appreciation of property, plant and equipment was reclassified to the account of the specific underlying asset, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to line “Other accounts payable” in noncurrent liabilities.

As provided in paragraph one of article 23 of CVM Normative Instruction 247/96, the Company has not proportionately consolidated the financial statements of jointly-controlled subsidiaries Companhia de Desenvolvimento Rio Verde – CODEVERDE and Refinaria de Petróleo Rio-Grandense S.A. (“RPR”). Information for these subsidiaries has not significantly changed nor does it give rise to misstatements in the Company consolidated financial statements.

The reconciliation of the shareholders’ equity and the income for the period between the parent company and consolidated is as follows:

	Shareholders’ equity		Net income (loss) for the period

	Sep/09	Jun/09	Sep/09	Sep/08

Parent company	5,637,842	5,010,083	1,810,342	(354,499)
Exclusion on gain on the sale of investment among related parties	(38,476)	(38,476)
Reversal of amortization of goodwill on the sale of investments among related parties	26,452	26,452		3,090
Exclusion of effects from profits on inventories of Subsidiaries				574
Exclusion of gains on financial transactions among related parties				(855)

Consolidated	5,625,818	4,998,059	1,810,342	(351,690)

4 Cash and Cash Equivalents

	Parent company		Consolidated

	Sep/09	Jun/09	Sep/09	Jun/09

Cash and banks	508,263	402,211	548,419	442,532
Financial investments
Domestic	1,795,835	1,682,168	1,825,815	1,701,102
Abroad	497,229	793,879	499,455	794,497

	2,801,327	2,878,258	2,873,689	2,938,131

Domestic financial investments are represented by quotas in Braskem’s exclusive fund (FIQ Sol) which, in turn, holds quotas in local investment funds, such as fixed-income, multimarket, credit rights funds, as well as other fixed-income instruments and time deposits. The financial investments abroad mainly consist of sovereign fixed income instruments or instruments issued by first-tier financial institutions with high marketability. The financial investments have been classified as held for trading and are stated at fair value, the variations of which are taken to income.

5 Marketable Securities

	Consolidated

	Sep/09	Jun/09

Current assets
Public securities issued abroad	264,577	286,762

Total	264,577	286,762

Long-term receivables
Investment fund	16,451	9,308
Other	1,942	1,908

	18,393	11,216

Total	282,970	297,978

Public securities issued abroad are represented by U.S. Treasury bonds and were classified by the Company as “available for sale”, at average interest of 0.92% p.a.. The portion corresponding to the variation in fair value was recorded in the “Equity valuation adjustments” account in shareholders’ equity (Note 20 (f)).

6 Trade Accounts Receivable

	Parent company			Consolidated

	Sep/09	Jun/09	Sep/09	Jun/09

Trade accounts receivable

Domestic market sales	1,268,856	1,419,998	1,316,260	1,452,922
Foreign market sales	677,932	772,016	690,795	725,103
Discounted trade bills	(738)	(198,204)	(738)	(198,204)
Advances on bills of exchange delivered	(480,311)	(448,305)	(480,311)	(448,305)
Allowance for doubtful accounts	(248,204)	(227,077)	(263,760)	(242,812)

	1,217,535	1,318,428	1,262,246	1,288,704
Noncurrent assets	(44,597)	(52,026)	(45,050)	(52,489)

Current assets	1,172,938	1,266,402	1,217,196	1,236,215

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights.

7 Inventories

	Parent company		Consolidated

	Sep/09	Jun/09	Sep/09	Jun/09

Finished goods and work in process	1,002,203	968,081	1,102,524	1,063,152
Raw materials, production inputs and packaging	409,150	507,011	419,204	513,851
Maintenance materials (i)	377,391	375,455	380,347	378,358
Advances to suppliers	12,926	17,741	13,248	66,650
Imports in transit and other	92,452	15,088	110,461	31,504

Total	1,894,122	1,883,376	2,025,784	2,053,515
Noncurrent assets (i)	(21,347)	(21,067)	(21,347)	(21,067)

Current assets	1,872,775	1,862,309	2,004,437	2,032,448

(i) Based on the consumption history, part of the inventories of maintenance materials was classified in long-term receivables.

Advances to suppliers and expenditures for imports in transit primarily relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related Parties (Parent Company)

a. Subsidiaries, jointly-controlled entities, associated companies and SPEs

	Assets and liabilities balances Sep/09

	Current assets		Noncurrent assets		Current liabilities

			Credits with related parties		Suppliers / financing		Suppliers/ debts with related parties

Subsidiaries
Braskem America	-	-	-	-	6	(vi)	-	-
Braskem Argentina	2,178	(i)	-	-	927	(vi)	-	-
Braskem Distribuidora	2,285	(i)	3,563	-	371	(vi)	80,627	(viii)
Braskem Europe	56,343	(i)	-	-	-	-	-	-
Braskem Importação	-	-	-	-	-	-	106	(viii)
Braskem Participações	96	(iii)	-	-	-	-	422	(viii)
CINAL	26	(i)	1,133	-	71	(vi)	-	-
CITI	-	-	-	-	107,550	(vi)	-	-
Braskem Chile	1,408	(i)	-	-	-	-	-	-
IPQ Argentina	21,659	(i)	-	-	-	-	-	-
IPQ Chile	292	(i)	-	-	-	-	-	-
IQ	7,138	(iv)	6,748	-	11	(vi)	-	-
ISATEC	-	-	1,352	-	-	-	-	-
Natal Trading	-	-	5,587	-	-	-	6,828	(viii)
Varient Distribuidora de Resinas	23,262	(i)	-	-	-	-	5,971	(viii)

	114,687		18,383		108,936		93,954

Jointly-controlled entities
CETREL	14	(i)	135	-	1,522	(vi)	-	-
RPR	1,671	(i)	-	-	12,846	(vi)	-	-

	1,685		135		14,368		-

Associated company							-
Borealis	3,141	(i)	-	-	-	-	-	-

	3,141		-		-		-

Related parties							-
Construtora Norberto Odebrecht (CNO)	-	-	-	-	6,832	(vi)	-	-
Petrobras	10,412	(i)	48,670	(v)	413,366	(vi)	21,386	(vi)

Petrobras International Finance (PIFCo)	-	-	-	-	558,199	(vii)	-	-
Refinaria Alberto Pasqualini (REFAP)	-	-	-	-	236,295	(vi)	-	-
Other	1,622	(i)	-	-	25	(vi)	-	-

	12,034		48,670		1,214,717		21,386

SPE
FIQ Sol	1,547,168	(ii)	-	-	-	-	-	-

	1,547,168						-

September 30, 2009	1,678,715		67,188		1,338,021		109,369

June 30, 2009	1,666,181		75,588		1,712,028		130,258

(i)	Customers;
(ii)	Cash and cash equivalents;
(iii)	Bills receivable;
(iv)	Customers R$ 864 and Dividends R$ 6,274;
(v)	Relates to a loan bearing interest at 100% of CDI;
(vi)	Suppliers;
(vii)	Financing;
(viii)	At September 20, 3009, the amount of R$ 80,727 in “Debt with related parties) relates to the balance of the current account with the foreign subsidiary, Lantana, bearing interest at 100% of CDI.

As a result of the adoption of CPC 02, assets and liabilities balances of foreign investees Braskem Inc and Braskem Finance are included in the parent company;

	Transactions from Jan-Sep 2009

				Production
		Raw materials,	Financial	cost/
	Product	services & utilities	(expenses)	general & adm.
	sales	purchases	revenues	penses

Subsidiaries
Braskem America	-	-	2	-
Braskem Argentina	51,485	16,129	(3,964)	-
Braskem Distribuidora	55,477	693	25,426	-
Braskem Europe	138,001	-	(14,161)	-
Braskem Participações	-	-	133	-
CCI	-	-	(8)	-
CINAL	819	8,697	171	-
CITI	20,985	813	158,679	-
Braskem Chile	18,751	-	(5,916)	-
Ipiranga Quimica Armazém Gerais	-	11	-	-
IPQ Argentina	835	-	(639)	-
IPQ Chile	-	-	(798)	-
IQ	131,176	2,301	998	-
Isatec	-	-	2	-
Natal Trading	-	-	696	-
Politeno Empreendimentos	-	-	(916)	-
Varient Distribuidora de Resinas	24,820	-	(35)	-

	442,349	28,644	159,670

Jointl y-controlled entities			-
CETREL	323	16,968	-	-
RPR	255,294	65,129	-	-

	255,617	82,097

Associated company			-
Borealis	120,399	-	-	-

	120,399

Post-employment benefit plans			-
Fundação Francisco Martins Bastos ("FFMB")	-	-	-	1,619
Fundação PETROBRAS de Seguridade Social ("Petros")	-	-	-	3,299
Odeprev	-	-	-	5,030
Plano Copesul de Previdência Complementar ("CopesulPrev")	-	-	-	1,011
Triunfo Vida	-	-	-	311

				11,270

Related parties	-	-	-	-
CNO	-	53,300	-
Petrobras	394,086	3,280,863	(5,579)	-
PIFCo	-		(10,394)
REFAP	109,655	866,159	(4,366)

	503,741	4,200,322	(20,339)

September 30, 2009	1,322,106	4,311,063	139,331	11,270

September 30, 2008	673,811	4,219,887	59,411	19,047

The transactions between the Company and related parties are carried out at normal market prices and conditions, considering:

(i) For purchases of naphtha from Petrobras and REFAP: the international market prices for naphtha and other oil derivatives, quality of parafinicity and contaminants of naphtha delivered; and
(ii) For sales to subsidiaries abroad: a 180-term payment, higher than the term offered to other customers.

b. Key management personnel

Statement of income	Parent company			Consolidated

	Sep/09	Sep/08	Sep/09	Sep/08

Remuneration
Short-term benefits to employees and managers	23,234	32,543	23,844	43,988
Post-employment benefits	196	118	196	254
Employment contract termination benefits	36	158	36	158
Long-term incentives	964	1,311	964	1,311

Total	24,430	34,130	25,040	45,711

Balance sheet – Parent company/ Consolidated	Sep/09	Jun/09

Long-term incentives	5,580	5,861

Total	5,580	5,861

The Company qualifies as “key management personnel” the members of its executive board, including the chief executive officer, the vice presidents, and the members of the Board of Directors. The Company carried out no transactions with the majority shareholder.

9 Recoverable taxes

	Parent company		Consolidated

	Sep/09	Jun/09	Sep/09	Jun/09

Federal Excise tax (IPI) (regular transactions	29,927	29,798	31,260	30,620
Value-added tax on sales and services (ICMS) (a)	1,107,353	1,141,654	1,114,808	1,150,297
Social Integration Program (PIS) and Tax for Social Security Financing (Cofins)	191,007	191,696	193,974	192,847
PIS – Decrees-law 2445 and 2449/88	55,194	55,194	55,194	55,194
Income and social contribution taxes	245,451	236,333	260,832	248,773
Tax on net income (ILL) (b)	59,151	57,299	59,151	57,299
Other	99,799	85,706	102,194	87,807

Total	1,787,882	1,797,680	1,817,413	1,822,837
Current assets	(383,630)	(385,189)	(407,299)	(404,502)

Noncurrent assets	1,404,252	1,412,491	1,410,114	1,418,335

(a) ICMS

The Company has accrued ICMS tax credits during the latest fiscal years, basically on account of capital expenditures; domestic outgoing products under incentive (subject to deferred taxation); and export sales.

The Company’s Management has given priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from the realization of those credits. These actions taken by the Management comprise, among others:

  Executing a settlement agreement with the Rio Grande do Sul state authorities, capping the use of ICMS tax credits at R$ 8,250 monthly to offset with monthly ICMS tax debts owed by units located in said state, and upholding full deferral of ICMS tax on naphtha imports.

  Executing a settlement with the Rio Grande do Sul state for further use of ICMS tax credits at R$ 9,600 in future investments in that state.

  Obtaining from the Bahia state authorities a greater reduction (from 40% to 65.88%) in the tax base of ICMS levied on imported petrochemical naphtha, as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 11059 of May 19, 2008), and a reduction in the rate of ICMS tax on domestic naphtha (from 17% to 11.75%) .

  Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

  Expanding the ICMS tax base on fuel sales to industrial refiner (from 40% to 100%), as provided for in article 347 of the Bahia State ICMS Regulations.

  Replacing co-product exports with domestic transactions.

Considering the tax rule that puts a cap on short-term use of ICMS credits in capital expenditures and the Company’s Management projections over the term for realization of the other credits, at September 30, 2009, the amount of R$ 892,737 (June 2009 – R$ 881,926), for parent and consolidated, was recorded as noncurrent assets.

(b) ILL

Absorbed company Copesul applied to the Federal Revenue Office for refund of Tax on Net Income (ILL) paid from 1989 through 1991 by using such ILL credit in settlement of other federal taxes, as ILL was considered unconstitutional under Federal Senate Resolution 82 of November 22, 1996.

In December 2002, Copesul posted such tax credits on its accounting statements, as legal counsel held that likelihood of a favorable outcome is probable, given the existence of the aforesaid Federal Senate Resolution. The Higher Tax Appeals Chamber has already acknowledged Copesul’s entitlement to restitution of unduly paid ILL. The National Treasury lodged an extraordinary appeal for reversal of the above decision so that the term for restitution claims does not start running as from publication of such Senate Resolution, but rather as from the triggering event. According to the opinion of the Company’s legal advisors, the Braskem management believes that the Full Board of the Taxpayers Council will uphold the aforementioned decision.

(c) IPI tax credits

IPI zero rate

On December 19, 2002, the Federal Supreme Court (STF) – based on its full-bench precedents on this matter – entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing entitlement to the IPI tax credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of absorbed company OPP Química S.A. (OPP Química) located in the State of Rio Grande do Sul. This STF determination confirmed such entitlement to IPI credits on said acquisitions, covering the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits. This lawsuit was filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. Consequently, the Company believes that Braskem’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate has become final and conclusive (res judicata). Besides, according to the opinion of the Company’s legal advisors, all other aspects dealt with in the National Treasury’s agravo regimental have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents.

In light of those aspects referring to the extent of the agravo regimental, OPP Química posted these tax credits at R$ 1,030,125 in December 2002, which were offset by the Company with IPI itself and other federal tax debts. Such credits were used up in 1Q05.

The tax credits utilized by the Company (updated at the SELIC benchmark rate to September 2009) amounts to R$ 3,048,228. Of these tax credits, the sundry collection proceedings referred to amounts to R$ 2,891,724 to date, plus fines of R$ 800,608. The Company’s legal advisors believe that such fines are undue by any means.

In a judgment session held on December 11, 2007, the STF First Panel granted the agravo regimental on the argument that the extraordinary appeal should be entertained by said Panel again. Such STF determination, published on March 27, 2009, does not clearly state the subject matters to be revisited, but the opinions rendered by most justices who make up the STF First Panel could suggest that the only matters to be entertained by STF will be those raised in the agravo regimental; in this case, Braskem’s entitlement to use IPI tax credits would not be revisited by the STF.

Braskem filed a motion for clarification of such obscurity and omission in the STF finding, and believes (in reliance on the opinion of its legal advisors) that the STF First Panel will grant this appeal and make it clear that the new judgment on the extraordinary appeal will only revolve around the subject matters raised in the agravo regimental.

All things considered, and in view of its belief that the new STF determination should be limited to procedural aspects only, Braskem (in reliance on the opinion of its legal advisors) still defends the final and conclusive nature of said decision allowing it to use IPI tax credits deriving from acquisition of raw materials that are either tax-exempt or else taxed at a zero rate.

During 2006 and 2007, the Federal Revenue Office issued several infraction notices (autos de infração) against the Company solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company, also demanding the tax payments offset by the Company with the tax credits posted as from July 2000. Further, the Federal Revenue Office rejected approximately 200 applications for offsetting of these credits with federal taxes payable by the Company.

In October 2008, the Taxpayers Council (currently, Administrative Tax Appeals Board – CARF) rejected the appeals lodged by the Company with regard to some of the aforementioned administrative proceedings. The outcome of such dispute revolving around these credits used up by the Company is essentially conditioned to the STF finding on the court litigation described abroad, and the matter under discussion at administrative level refers to validity of the fines imposed on the Company for having used up IPI credits ascertained after July 2000.

The Company appealed at CARF. If the administrative fines are upheld, Braskem may take this issue to court, and the likelihood of a favorable outcome for these disputes over the imposition of fines by the tax authorities is viewed as probable by the Company’s legal advisors.

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 18(ii)).

10 Prepaid Expenses

Prepaid expenses refer to expenditures whose benefits or the provision of services to the Company will take place over subsequent fiscal years. They are represented substantially by insurance premiums (Note 26). They will not be realized in cash, but rather by appropriation to the results.

11 Deposits in Court and Compulsory Loan – Noncurrent Assets

	Consolidated

	Sep/09	Jun/09

Deposits in court
Tax contingencies	86,552	66,706
Labor and other claims	63,879	60,087
Compulsory deposit
Compulsory loan - Eletrobras	9,527	9,527

	159,958	136,320

12 Investments

(a) Information on investments

		Shareholding in total capital (%) 9/30/2009	Adjusted net income (loss) for the period		Adjusted shareholders’ equity (negative Equity

			Sep/09	Sep/08	Sep/09	Jun/09

bsidiaries

Braskem Distribuidora		100.00	(17,674)	8,058	95,483	100,497
Braskem Participações		100.00	(124)	36	2,338	2,377
Braskem America		100.00	(1,516)	4,277	3,816	4,523
Braskem Argentina	(v)			(316)		(868)
Braskem Europe		100.00	17,018	2,061	96,836	77,034
Braskem Chile		100.00	(65)	(439)	5,248	6,449
CINAL		100.00	(1,016)	3,903	28,465	28,517
CITI	(iii)			36,186		81,662
IPQ Chile	(iii)	99.02	(174)	(105)	1,402	1,578
Grust	(vi)			77,106
IPQ	(i)			95,075
CCI	(ii)			6		105
Politeno Empreendimentos		100.00	713	955		17,481
Petroquímica Paulínia	(i)			(22,045)
IQ		100.00	10,258	365,345	105,967	99,302
IQAG		0.12	152	(263)	785	775
ISATEC		100.00	(1,214)	(59)	(147)	48
IDEOM Tecnologia		99.90	(504)		195	635
IPQ Argentina		96.77	2,063	1,421	8,081	6,674
Natal Trading	(iii)			(213)		2,368
Braskem Finance	(iv)	100.00	28,975	(8,975)	34,765	533
Braskem Inc.	(iv)	100.00	4,248	(21,255)	(80,304)	(42,941)

ntly-controlled entities
CETREL		53.80	20,964	17,331	227,650	219,579
CODEVERDE		35.75	(770)		102,182	102,182
RPR		33.33	33,443		(4,142)	(9,619)

ociated companies
Borealis		20.00	9,704	7,636	124,922	118,033
Sansuy Indústria de Plástico S.A.		20.00		(18)

Information on investments
of subsidiaries
Braskem Distribuidora
IPQ Argentina		0.06	2,063	1,421	8,081	6,674
Braskem Importação		100.00	16		184	74
Braskem Participações
IDEOM Tecnologia		0.10	(504)		195	635
Braskem Inc
Lantana	(iii)	100.00	(958)	(7,061)	3,051	3,347
CITI	(iii)	100.00	(105,524)		71,336
Natal Trading	(iii)	100.00	(963)		2,080
IQ
IQAG		99.88	152	(263)	785	775
IPQ	(i)			95,075
Natal Trading
IPQ Chile	(iii)	0.98	(174)	(105)	1,402	1,578
IPQ Chile
IPQ Argentina		3.17	2,063	1,421	8,081	6,674

NOTES:
(i)	Companies merged in September 2008;
(ii)	Company merged into Braskem Importação in September 2009;
(iii)	Companies being wound-up;
(iv)	Subsidiaries whose financial statements are consolidated in the Company’s Quarterly Financial Information, in accordance with CPC-02;
(v)	Company merged into IPQ Argentina in August 2009;
(vi)	Company extinguished in June 2009.

(b) Changes in investments in subsidiaries, jointly-controlled entities and associated companies

		Capital						Provision
	Balance at	increase	Purchase	Dividends &	Equity	Amortization	Increase in	for loss	Balance at
	12/31/2008	(decrease)	of shares	equity interest	in earnings	of goodwill	interest	and other	9/302009

Subsidiaries and
jointly-controlled entities

Local entities
Braskem Distribuidora	113,156		-	-	(17,673)	-	-	-	95,483
Braskem Participações	2,461		-	-	(123)	-	-	-	2,338
CETREL	104,289		-	-	11,861	(1,330)	2,572	-	117,392
CINAL	20,751		-	-	(1,016)	-	-	-	19,735
IQ	95,724		-	-	10,243	-	-	-	105,967
Politeno Empreendimentos	16,799	(17,503)	-	-	704	-	-	-	-
ISATEC	1,067		-	-	(1,067)	-	-	-	-
CCI	110		-	(7)	5	-	-	(108)	-
Ideom Tecnologia			699	-	(504)	-	-	-	195
RPR (ii)			4,980	-	-	(4,980)	-	-	-
CODEVERDE			501	-	-	-	45	(546)	-

	354,357	(17,503)	6,180	(7)	2,430	(6,310)	2,617	(654)	341,110

Foreign entities (i)
Braskem America	8,070		-	-	(4,254)	-	-	-	3,816
Braskem Argentina	250		-	-	(1,200)	-	-	950	-
Braskem Europe	36,098		45,767	-	14,971	-	-	-	96,836
Braskem Chile	5,314		-	-	(66)	-	-	-	5,248
IPQ Argentina	6,393		-	-	1,688	-	-	-	8,081
IPQ Chile	1,575		-	-	(173)	-	-	-	1,402
CITI	176,860		-	-	(105,524)	-	-	-	71,336
Natal Trading	3,043		-	-	(963)	-	-	-	2,080

	237,603	-	45,767	-	(95,521)	-	-	950	188,799

Associated company
Borealis	23,044		-	-	1,940	-	-	-	24,984

	23,044	-	-	-	1,940	-	-	-	24,984

(i) At December 31, 2008, these subsidiaries were included in the parent company financial statements.
(ii) On March 18, 2009, the Company paid in shares of this jointly-controlled entity which, at that time, had negative shareholders' equity. For this reason, the payment amount was considered goodwill with no justification and, accordingly, fully written-off against income

Investments included in the parent company pursuant to CPC 02

	Braskem	Braskem
	Inc	Finance

Opening balance	(120,776)	5,789
Equity in earnings	8,880	28,976
Equity valuation adjustment	43,128	-
Transfer to provision for unsecured liabilities	68,768	-

Closing balance	-	34,765

13 Property, Plant and Equipment

Parent company

					Average
					annual
	Sep/09			Jun/09	depreciation/

		Accumulated			depletion
		depreciation/			rates
	Cost	depletion	Net	Net	(%)

Land	74,864		74,864	74,772
Buildings and improvements	1,346,610	(519,826)	826,784	823,567	3
Machinery, equipment and facilities	12,436,039	(4,605,426)	7,830,613	7,755,518	6
Mines and wells	22,180	(7,210)	14,970	15,404	9
Furniture and fixtures	89,861	(48,866)	40,995	37,901	10
IT equipment	101,622	(78,363)	23,259	24,092	20
Maintenance stoppages in progress	70,111		70,111	51,871
Projects in progress	785,234		785,234	849,791
Capitalized interest	67,464		67,464	120,478
Laboratory/security equipment	97,949	(20,661)	77,288	79,350	10
Catalysts and additives	73,769	(32,873)	40,896	44,023	15
Other	56,649	(8,197)	48,452	38,937	20

	15,222,352	(5,321,422)	9,900,930	9,915,704

Consolidated

					Average
					annual
			Sep/09	Jun/09	depreciation/

		Accumulated			depletion
		depreciation/			rates
	Cost	depletion	Net	Net	(%)

Land	82,025		82,025	81,934
Buildings and improvements	1,431,540	(547,566)	883,974	881,422	3
Machinery, equipment and facilities	12,556,825	(4,685,831)	7,870,994	7,797,330	6
Mines and wells	23,354	(8,120)	15,234	15,696	9
Furniture and fixtures	97,170	(53,586)	43,584	40,579	10
IT equipment	113,030	(87,100)	25,930	27,053	20
Maintenance stoppages in progress	70,111		70,111	51,871
Projects in progress	801,192		801,192	864,299
Capitalized interest	67,464		67,464	120,477
Laboratory/security equipment	97,949	(20,661)	77,288	79,350	10
Catalysts and additives	73,768	(32,873)	40,895	44,021	15
Other	118,185	(37,523)	80,662	71,742	20

	15,532,613	(5,473,260)	10,059,353	10,075,774

On-going projects mainly represent projects for expanding the capacity of the industrial units, operational improvements to increase the working life of machines and equipment, excellence projects in the maintenance and production areas, in addition to programs in the areas of health, technology and environment.

In the Braskem structure, the activities involving the production and sales of PET and Caprolactam comprised a Business Unit. In December 2008, Braskem advised the market about the definitive stoppage of the PET production unit. Equipment was identified that could be put to use by other business units of the Company. The remaining machines, equipment and installations are to be disassembled and sold as scrap. Also in December 2008, in compliance with the provisions of CPC 01 and 13, the Company evaluated the recoverable value of the Caprolactam plant. This evaluation led to the recognition of an expense representing the difference between the current value of the cash flows obtained from production and sale of that product and the net book value of the respective industrial unit. In order to prepare this cash flow, the following was taken into account: (i) the discount rate of 11.14% p.a.; (ii) cash flow in perpetuity, bearing in mind that Caprolactam, like all other chemical and petrochemical products, shows constant and well-defined cycles of high and low selling prices and of the main input. Furthermore, in May 2009, the Company communicated to the market the temporary suspension of the production of caprolactam (Note 1(a)). At that time, the plant was reviewed for impairment and management came to the conclusion that there was no need to change the amount of the provision recorded in December 2008.

14 Intangible Assets

Parent company

			Sep/09	Jun/09	Amortization

		Accumulated			rates
	Cost	amortization	Net	Net	(%)

Goodwill grounded on future profitability (i)	3,217,732	(1,129,835)	2,087,897	2,087,897	(i)
Trademarks and patents	114,682	(46,665)	68,017	78,457	10.0
Software and rights of use	316,263	(110,677)	205,586	204,764	13.7

	3,648,677	(1,287,177)	2,361,500	2,371,118

Consolidated

			Sep/09	Jun/09	Amortization

		Accumulated			rates
	Cost	amortization	Net	Net	(%)

Goodwill grounded on future profitability (i)	3,211,501	(1,130,794)	2,080,707	2,080,707	(i)
Trademarks and patents	201,008	(46,667)	154,341	156,612	10.0
Software and rights of use	321,817	(114,214)	207,603	206,750	13.7

	3,734,326	(1,291,675)	2,442,651	2,444,069

(i) Goodwill grounded on future profitability was amortized up to December 31, 2008, taking into account the maximum period of 10 years. As from 2009, this type of goodwill will no longer be systematically amortized, being subject to the annual impairment test, pursuant to the provisions of CPC 13 and 01.

15 Deferred Charges

Parent company

			Sep/09	Jun/09	Annual

					amortization
		Accumulated			rate
	Cost	amortization	Net	Net	(%)

Pre-operating expenses	135,443	(41,981)	93,462	97,522	10.0

	135,443	(41,981)	93,462	97,522

Consolidated

			Sep/09	Jun/09	Annual

					amortization
		Accumulated			rate
	Cost	amortization	Net	Net	(%)

Pre-operating expenses	162,143	(68,016)	94,127	98,228	10.0

	162,143	(68,016)	94,127	98,228

16 Financing

				Consolidated
		Annual financial charges	Sep/09	Jun/09

Foreign currency
Eurobonds		Note 16(a)	2,310,306	2,524,548

Advances on exchange contracts	Sep/09	US$ exchange variation + average interest of 6.05%	7,107
	Jun/09	US$ exchange variation + average interest of 6.37%		133,886

Export prepayments		Note 16(b)	2,737,862	3,022,341

Medium Term Notes		US$ exchange variation + interest of 11.75%	454,391	513,061

Raw material financing		US$ exchange variation + interest of 4.08%	16,888	18,349

BNDES	Sep/09	Post-fixed restatement (UMBNDES) + average interest of 7.40%	17,616
	Jun/09	Post-fixed restatement (UMBNDES) + average interest of 7.61%		21,912
	Sep/09	US$ exchange variation + average interest of 6.09%	166,284
	Jun/09	US$ exchange variation + average interest of 6.27%		179,897

Working capital		US$ exchange variation + average interest of 7.66%	690,231	755,725

Project financing (NEXI)		YEN exchange variation + interest of 0.95% above TIBOR	119,360	131,732

Transaction costs, net		Note 16(i)	(30,366)	(34,981)
Local currency
Working capital	Sep/09	Post-fixed restatement (92 to 117.5% of CDI)	685,832
	Jun/09	Post-fixed restatement (92 to 129.02% of CDI)		740,063
	Sep/09	Fixed interest of 9.93% + TR	77,574	75,641

FINAME	Sep/09	Average interest of 4.70% + TJLP	360
	Jun/09	Average interest of 4.64% + TJLP		659

BNDES	Sep/09	Average fixed interest of 2.82% + TJLP	1,302,175
	Jun/09	Average fixed interest of 2.83% + TJLP		1,366,295

BNB	Sep/09	Average fixed interest of 9.45%	398,508
	Jun/09	Fixed interest of 8.54%		237,230

Finep	Sep/09	Average fixed interest of -0.02% + TJLP	89,692
	Jun/09	Average fixed interest of -0.03% + TJLP		88,076

Transaction costs, net		Note 16(i)	(12,618)	(11,086)

Total			9,031,203	9,763,349
Current liabilities			(1,359,008)	(1,531,172)

Noncurrent liabilities			7,672,195	8,232,178

Parent company information			Sep/09	Jun/09

Total			9,013,867	9,745,397
Current liabilities			(1,352,910)	(1,525,210)

Noncurrent liabilities			7,660,957	8,220,187

(a) Eurobonds

In June 2008, subsidiary Braskem Finance concluded fundraising of US$ 500 million in Eurobonds, with a 7.25% p.a. coupon (effective rate of 7.39% p.a.), maturing in 2018, priced at 99.127% of face value, with a return to the investor of 7.375% p.a.. This amount was used to amortize an installment of the bridge loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group.

Composition of transactions:

				Parent company / Consolidated

Issue date	Issue amount US$ thousand	Maturity	Interest (% p.a.)	Sep/09	Jun/09

Jul/1997	250,000	Jun/2015	9.38	275,027	295,002
Jun/2005	150,000	No maturity date	9.75	267,788	293,918
Apr/2006	200,000	No maturity date	9.00	361,919	397,234
Sep/2006	275,000	Jan/2017	8.00	495,932	557,681
Jun/2008	500,000	Jun/2018	7.25	909,640	980,713

				2,310,306	2,524,548

(b) Export prepayments

In October 2008, subsidiary Braskem Inc. completed a 5-year export prepayment transaction in the amount of US$ 725 million, bearing interest at Libor + 1.75% p.a. (effective rate of 2.12% p.a.), with a 3-year grace period. The transaction was intended for the partial repayment of the bridge loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group and delisting of merged company Copesul. Subsequently, management carried out a swap transaction that locked the Libor quotation for the period of the transaction at 3.85% p.a. Consequently, the export prepayment transaction cost will be changed from Libor + 1.75% p.a. to 5.6% p.a..

Composition of transactions:

	Initial transaction amount	Settlement			Consolidated

Date	US$ thousand	term	Charges (% p.a)		Sep/09	Jun/09

Jul/05	10,000	Jun/10	US$ exchange var.+ 6-month Libor+ interest of 2.05		7,176	7,806
May/06	20,000	Jan/10	US$ exchange var. + annual Libor + 0.30	(i)		39,924
Jul/06	95,000	Jun/13	US$ exchange var. + 6-month Libor+ 1.00		80,997	94,042
Jul/06	75,000	Jul/14	US$ exchange var. + 6-month Libor+ 0.78		128,920	147,877
Mar/07	35,000	Mar/14	US$ exchange var. + 6-month Libor+ 1.60		62,234	68,902
Apr/07	150,000	Apr/14	US$ exchange var. + 6-month Libor + 0.77		269,975	294,458
Oct/07	206,000	Nov/09	US$ exchange var. + 4-month Libor l+ 0.55		366,194	400,461
Oct/07	108,000	Jan/10	US$ exchange var. + 4-month Libor + 0.55		192,005	209,972
Nov/07	150,000	Nov/13	US$ exchange var. + 6-month Libor + 1.40		269,143	293,459
Oct/08	725,000	Oct/13	US$ exchange var. + 5.6		1,289,123	1,426,039
May/09	20,000	Jan/11	US$ exchange var. + 6-month Libor + 4.00		36,231	39,401
Aug/09	20,000	Jul/11	US$ exchange var. + 6-month Libor + 5.00		35,864

Total					2,737,862	3,022,341

(i) The transaction was settled in advance in Sep/09.

(c) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand - R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529, respectively. The principal is being paid in 11 installments as from March 2007, with final maturity in June 2012.

As described in Note 22(f.3), the Company entered into swap contracts for the total amount of this debt, in such a manner that the annual financial liability of the tranche drawn down in March of 2005 is 101.59% of the CDI, while the tranches drawn down in September 2005 will pay 104.29% and 103.98% of the CDI. The swap contracts were signed with leading foreign banks and their maturities, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results (Note 23).

(d) Working capital financing

In March 2009, Braskem completed a transaction to raise R$ 600 million from Caixa Econômica Federal. The financing term is 4 years, with a 1-year grace period for repayment of principal. The total cost of the debt is 117.5% of CDI (effective rate of 122.3% of CDI), with interest paid on a quarterly basis up to the end of the grace period, and on a monthly basis thereafter. The financing may be prepaid at any time, with no additional cost for Braskem. The effective rate of this transaction, including the transaction cost, is 122.26% p.a.

(e) Repayment schedule

Long-term loans mature as follows:

		Consolidated

	Sep/09	Jun/09

2010	267,639	357,073
2011	1,132,914	1,106,627
2012	1,247,489	1,318,585
2013	1,198,765	1,284,144
2014 and thereafter	3,825,388	4,165,749

	7,672,195	8,232,178

(f) Guarantees

The Company provided securities as stated below:

Parent company

		Guaranteed	Financing
	Maturity	total	amount	Guarantees

BNB	Jun/16	223,300	393,636	Mortgage (plants / Pledge of machinery and equipment) / Bank surety

BNDES	Jul/17	1,473,973	1,473,973	Mortgage (plants, land and property, machinery and equipment)

NEXI	Jun/12	119,360	119,360	Insurance policy

Working capital financing	Feb/20	1,453,637	1,453,637	Pledge of receivables

FINEP	Oct/15	89,692	89,692	Bank surety

Prepayment	Jun/18	62,233	62,233	Real estate and land guarantee
Other institutions	Feb/20	16,888	23,995	Promissory notes

Total		3,439,083	3,616,526

(g) Capitalized interest

The Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the average weighted financial surcharge rate on the debt, including exchange and monetary variation to the balance of projects in progress.

The average rate used in the period was -12.58% p.a. (Sep/08 – 10.93% p.a.), including exchange and monetary variation. Amounts capitalized in the periods are shown below:

	Expenses (income)

	Parent company		Consolidated

	Sep/09	Sep/08	Sep/09	Sep/08

Gross financial charges	(1,468,628)	960,127	(1,594,927)	1,049,311
(-) Financial charges capitalized in the period	100,907	(118,683)	100,907	(114,475)

Net financial charges	(1,367,721)	841,444	(1,494,020)	934,836

(h) Loan covenants

Certain loan agreements entered into by the Company establish limits for certain ratios involving the ability to incur debts and pay interest.

The first ratio imposes limits on the Company’s indebtedness on account of its ability to generate EBITDA. This is calculated by dividing the Company’s consolidated net debt by its consolidated EBITDA for the last twelve months. This ratio is calculated in reais or dollars, depending on contract terms. If calculated in dollars, the closing PTAX is used for assessing the net debt and the average dollar for the last four quarters for calculating the EBITDA.

The second ratio in the Company’s and its subsidiaries’ contracts is the division of the consolidated EBITDA by net interest, which represents the difference between interests paid and received. This ratio is verified on a quarterly basis and is only calculated in US dollars.

Below is a summary of the outstanding transactions and their limiting factors:

Transaction	Ratio/Limit	Currency

Debentures 12th and 14th	Net debt/EBITDA(*) < 4.5	R$

Nexi financing	Net debt/EBITDA(**) < 4.5	US$
EBITDA (**)/Net interest > 1.5

Medium – Term Notes	Net debt/EBITDA (*) < 4.5	R$

Export prepayments	Net debt/EBITDA (**) < 4.5	US$
EBITDA (**)/Net interest > 2.0

(*) EBITDA - operating result before financial results and equity interests, plus depreciation and amortization.
(**) EBITDA - operating result before financial results and equity interests, plus depreciation and amortization, dividends and equity interest received from non-consolidated companies.

The penalty for non-compliance with these is the possibility of accelerated debt maturity, except for the Debenture and Medium-term Notes transactions.

All commitments assumed are fulfilled.

(i) Transaction costs

Costs incurred to structure certain financing transactions were considered as part of the transaction costs, pursuant to CPC 08. Changes in such costs are as follows:

	Sep/09				Jun/09

	Export		Working		Export		Working
	prepayments	Eurobonds	capital	Total	prepayments	Eurobonds	Capital	Total

Opening balance	22,510	12,471	11,086	46,067	27,959	15,205	12,341	55,505
Incurred costs			3,200	3,200
Amortization	(1,522)	(328)	(1,668)	(3,518)	(1,664)	(364)	(1,255)	(3,283)
Exchange variation	(1,668)	(1,097)		(2,765)	(3,785)	(2,370)		(6,155)

Balance to appropriate	19,320	11,046	12,618	42,984	22,510	12,471	11,086	46,067

The amount to be appropriated to future results is composed as follows:

	Sep/09				Jun/09

	Export		Working		Export		Working
	prepayments	Eurobonds	capital	Total	prepayments	Eurobonds	capital	Total

2009	1,472	316	1,874	3,662	3,191	693	2,510	6,394
2010	5,883	1,262	6,630	13,775	6,369	1,386	4,497	12,252
2011	5,687	1,262	2,893	9,842	6,157	1,386	2,859	10,402
2012	4,315	1,262	1,185	6,762	4,671	1,386	1,185	7,242
2013	1,963	1,262	36	3,261	2,122	1,386	35	3,543
2014 and thereafter		5,682		5,682		6,234		6,234

	19.320	11,046	12,618	42,984	22,510	12,471	11,086	46,067

17 Debentures (Public Issue, Non-convertible into Shares)

					Parent company/ consolidated

Issue	Unit value	Maturity	Remuneration	Remuneration payment	Sep/09	Jun/09

13th	R$ 10	Jun/2010	104.1% of CDI	Biannually as from Dec/05	309,227	302,354
14th	R$ 10	Sep/2011	103.5% of CDI	Biannually as from Mar/07	503,579	517,154

					812,806	819,508

Changes in debentures are as follows:

	Parent company/
		Consolidated

	Sep/09	Jun/09

At beginning of the period	826,276	826,276
Financial charges	63,076	44,439
Amortization	(76,546)	(51,207)

At the end of the period	812,806	819,508

Current liabilities	(312,806)	(319,508)

Noncurrent liabilities	500,000	500,000

18 Taxes and Contributions Payable – Noncurrent Liabilities

		Parent company		Consolidated

		Sep/09	Jun/09	Sep/09	Jun/09

IPI credits offset
IPI – credit on exports	(i)	866,432	750,318	866,432	750,318
IPI – zero rate	(ii)	343,131	339,381	343,131	339,381
IPI – consumption materials; property, plant and equipment		46,376	45,942	46,376	45,942

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	51,565	51,286	58,194	57,878
Education contribution, SAT and INSS		40,085	40,085	41,246	41,238
PAES-Law 10684	(iv)	35,231	38,029	35,947	38,784
Other		78,072	58,632	78,992	59,546

(-) Liabilities with deposits in court		(61,195)	(61,195)	(64,183)	(64,183)

		1,399,697	1,262,478	1,406,133	1,268,904

The Company is disputing in court some changes in tax laws, and the updated sums have been provisioned for. No contingent assets are posted in this regard.

(i) IPI Tax credit on exports (crédito-prêmio)

The Company – by itself and through absorbed companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. As constitutional issues were at dispute, the STF was summoned to make a final determination over this matter and its general implications. Despite the arguments raised by taxpayers, the STF sided with the STJ ruling and found that entitlement to the IPI tax credit on exports ceased in October 1990.

In view of this STF determination, the Company recognized in this fiscal quarter default charges on the respective liability and is considering its potential adhesion to the federal tax installment payment program under prevailing laws. The program is open for applications until November 30, 2009, and the Company’s Management is still analyzing the payment term options that would best suit its cash flow while also optimizing the reduction in charges under the program.

(ii) IPI – Zero rate

Absorbed companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Lower courts have granted most lawsuits to that end.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). In June 2007, the STF Full Bench ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself. This ruling had a negative bearing on judgment of the cases involving absorbed companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127,317 (August 2007). By the same token, a portion of the amount underlying the lawsuit involving absorbed company Polialden (R$ 99,641) was settled in October 2007. The outstanding value relating to Polialden will be challenged in court.

The Company still enjoys a favorable court decision on the lawsuit lodged by its merged company Trikem in Alagoas, but the Company is considering its potential adhesion to the federal tax installment program under prevailing laws. The program is open for applications until November 30, 2009, and the Company’s Management is still analyzing the payment term options that would best suit its cash flow while also optimizing the reduction in charges under the program.

(iii) PIS/COFINS - Law 9718 of 1998

The sums posted by the Company as noncurrent liabilities primarily refer to the lawsuits filed by the Company and by the absorbed companies to challenge the constitutionality of the COFINS tax rate escalation from 2% to 3% as per Law 9718 of 1998. Despite the STF Full Bench finding in November 2005 favorably to the lawfulness of said escalation, the STF itself revisited this matter in terms of the general implications from such unconstitutionality and reiterated its stand favorably to lawfulness of the tax rate escalation.

Until November 30, 2009, the Company is likely to qualify these sums for the federal tax installment program under Law 11941 of 2009, thus benefiting from the reduction in default interest, fine and charges.

(iv) Special Installment Program - PAES - Law 10684/03

Absorbed companies IPQ and Trikem, as well as subsidiary CINAL, qualified for more favorable payment conditions by adhering to the PAES program instituted by Federal Law 10684 of 2003.

IPQ adhered to this installment payment scheme, after cancellation of supporting certificates (DCC’s) originated from acquisition and offsetting of third-party credits. For its part, Trikem opted for such scheme after filing for voluntary termination of the lawsuit challenging the COFINS tax rate escalation from 2% to 3% (instituted by Law 9718 of 1998).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified Trikem for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

The consolidated outstanding debt is R$ 43,819 as of September 30, 2009, being R$ 7,872 in current liabilities and R$ 35,947 in noncurrent liabilities (June 2009 – R$ 46,637, being R$ 7,853 in current liabilities and R$ 38,784 in noncurrent liabilities).

19 Income Tax and social Contribution Taxes

(a) Current income tax

	Parent company

	Sep/09	Sep/08

Income before income and social contribution taxes	2,420,253	(601,299)

Benefit (expense) of income and social contribution taxes at the rate of 34%	(822,886)	150,324

Income tax on equity in income of subsidiaries	(12,541)	44,616
Tax effects of non submission to Social Contribution tax(Note 19(c))	217,823
Effects of Transition Tax Regime (RTT) (Note 2 )	117,641
Other permanent differences	(2,866)	1,038
Amortization of goodwill	(1,578)	15,201
Taxes challenged in court		1,698
Tax losses		(212,761)
Provisions and other temporary differences	476,829	(116)
Other	(12,384)

Income and social contribution taxes expenses	(39,962)

During the period ended September 30, 2009, the benefit of exemption/abatement of income tax amounting to R$ 32,853 was accounted for in profit and loss pursuant to CPC 07. In 2008, the income tax expense did not include the exemption/abatement.

(b) Deferred income tax

Composition

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:	Parent company		Consolidated

	Sep/09	Jun/09	Sep/09	Jun/09

Tax loss carryforward	3,604,637	3,782,246	3,612,887	3,787,332
Amortized goodwill on investment in merged companies	533,357	578,624	533,357	578,624
Temporarily non-deductible expenses	515,896	464,771	525,379	541,379
Adjustments to Law 11638/07 and Law 11941/09	59,226	69,931	59,226	69,931

Potential calculation basis of deferred income tax	4,713,116	4,895,572	4,730,849	4,977,266

Potential deferred income tax (25%)	1,178,279	1,223,893	1,182,712	1,244,317

Unrecorded portion of deferred income tax:
Tax losses	(502,493)	(547,105)	(487,496)	(547,665)

Deferred income tax – assets	675,786	676,788	695,216	696,652

Current assets	(55,972)	(55,972)	(59,489)	(59,543)

Noncurrent assets	619,814	620,816	635,727	637,109

Changes:

At beginning of the period	696,385	696,385	703,967	703,967
Merged balance of subsidiaries	6,535	6,535
Adjustment to Law 11638/07 and Law 11941/09	(405)	(405)	9,453	9,453
Amortization of reorganization and structured transaction expenses	(8,028)	(5,352)	(8,028)	(5,352)
Deferred income tax realized on amortized goodwill of merged companies	(33,950)	(22,633)	(33,950)	(22,633)
Deferred income tax on temporary provisions	15,249	2,258	23,774	11,217

At the end of the period	675,786	676,788	695,216	696,652

Deferred income tax – liabilities:
At beginning of the period	(9,975)	(9,975)	(21,393)	(21,393)
Adjustments to Law 11638/07 and Law 11941/09	(93,086)	(950)	(93,086)	5,948
Recording of deferred income tax on exchange variations	(450,578)	(374,452)	(450,650)	(372,544)
Realization (recording) of deferred income tax	3,450	294	14,827	294

At the end of the period	(550,189)	(385,083)	(550,302)	(387,695)

Deferred income tax in statement of income	(569,949)	(399,883)	(562.017)	(389,018)

(c) Social Contribution tax (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its absorbed companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive. However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its absorbed companies, whereas the National Treasury Attorney’s Office has filed tax claims in the judicial sphere against the company; defenses have been presented in the administrative and judicial spheres, respectively.

The Company’s legal advisors rated the likelihood of a favorable outcome as reasonably possible, on the argument that even if the suit on the judgment is held invalid, the effects of said judgment cannot retroact to the year of enactment of the law. In reliance on this assumption, the Company’s legal advisors are of the opinion that retrospective collection by the treasury authorities should be voided.

If retrospective collection is upheld (contrary to the opinion of its legal advisors), the amount payable, restated for inflation and accruing Brazil’s SELIC benchmark rate, would be approximately R$ 802,400, net of fine and statutory charges at R$ 449,200, which may be reduced.

(d) Tax incentives

(i) Income tax

Until the base year 2011, the Company is entitled to a 75% reduction in the income tax on its revenues from sales of basic petrochemicals and utilities produced at the Camaçari plant. The three polyethylene plants at Camaçari are entitled to this same reduction until base years 2011, 2012 and 2016. The PVC plant in Camaçari will also enjoy this benefit until base year 2013. The PVC plant in Alagoas and the PET plant in Camaçari were exempt from income tax on the results of their industrial operations until December 31, 2008. As from 2009, the PVC plant will be entitled to such 75% reduction until 2012. As informed in note 1.a, the Company discontinued its PET unit.

Caustic soda, chlorine, dichloroethane and caprolactam production activities are entitled to this 75% reduction in the income tax rate until base year 2012.

(ii) Value-added Tax on Sales and Services - ICMS

The Company is entitled to ICMS tax incentives granted by the state of Alagoas under the Integrated Development Program for the State of Alagoas (PRODESIN). This incentive aims at attracting and expanding industrial activity in that Brazilian state, and is posted in the yearend results as “Other operating income”.

20 Shareholders’ Equity

(a) Capital

At September 30, 2009, subscribed and paid-in capital is R$ 5,473,181, comprising 520,928,154 shares with no par value of which 190,462,446 are common, 329,871,890 are class “A” preferred, and 593,818 are class “B” preferred shares.

At the Extraordinary Shareholders’ Meeting held on May 30, 2008, a capital increase was approved on account of the merger of Grust shares (Note 1(b.3)), by issuing 46,903,320 common shares and 43,144,662 Class “A” preferred shares, with the capital going from R$ 4,640,947 to R$ 5,361,656.

On September 30, 2008, as a result of the merger of IPQ (Note 1 (b.8)), the Company’s capital was increased by R$ 14,146 to R$ 5,375,802, through the issue of 1,506,061 Class “A” preferred shares.

In May 2009, by virtue of the merger of Triunfo (Note 1 (b.9)), the Company’s capital was increased by R$ 97,379, from R$ 5,375,802 to R$ 5,473,181, through the issue of 13,387,154 class “A” preferred shares.

The Company is authorized to increase its capital, irrespective of a change in its by-laws, up to the limit of 684,972,510 shares, being 228,324,170 common, 456,054,522 class “A” preferred, and 593,818 class “B” preferred shares. In any event, the number of preferred shares with no voting rights or with limited voting rights shall not exceed the limit of 2/3 of the Company’s total capital.

(b) Rights attaching to shares

Preferred shares carry no voting rights, but qualify for a non-cumulative priority dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class “A” preferred shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred shares. Further, only Class “A” preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Only Class “A” preferred shares are convertible into common shares, by resolution of the majority voting stock at general meetings. Class “B” preferred shares may be converted into Class “A” preferred shares at a ratio of two Class “B” preferred shares to each Class “A” preferred share, upon written notice to the Company at any time (after expiration of the non-convertibility period prescribed in special legislation that authorized the issuance and payment of such shares by using tax incentive funds).

If the Company is wound up, Class “A” and “B” preferred shares are accorded priority treatment in repayment of capital.

Shareholders are entitled to a minimum compulsory dividend at 25% of the net profits at year end, adjusted as per the Brazilian Corporation Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the year end net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

As agreed at the time of issuance of Medium-Term Notes (Note 16), the payment of dividends or interest on equity is capped at two fold the minimum dividends set out in the Company’s by-laws.

(c) Treasury shares

At September 30, 2009, treasury shares comprised 1,506,060 class “A” preference shares in the amount of R$ 11,932, arising from the interest held in Braskem by merged company Triunfo. The total value of these shares, computed based on the average quotation at the exchange session of September 30, 2009, is R$ 16,446.

(d) Tax incentive reserve

Prior to the adoption of Laws 11638/07 and 11941/09, tax incentives on income tax (Note 19 (d)) were classified as capital reserves without transiting through the income account. Beginning January 1st, 2007, this tax incentive was posted to the income for the year account, being intended for the profit reserves account following a management proposal ratified by the shareholders’ meeting. Regardless of the change determined by Law 11638/07 and MP 449/08, this incentive may only be used for increasing the capital or absorbing losses.

(e) Appropriation of net income

According to the Company’s by-laws, net income for the year, adjusted on the terms of Law 6404/76, is appropriated as follows: (i) 5% for constituting the legal reserve, not to exceed 20% of the capital; (ii) 25% for payment of mandatory dividends, not accumulative, with due regard for the legal and statutory advantages of the preferred shares. When the amount of the priority dividend paid to the preferred shares equals or exceeds 25% of the net result for the year, calculated as per article 202 of the Brazilian Corporation Law, this characterizes full payment of the mandatory dividend. Where there are leftovers of the mandatory dividend following payment of the priority dividend, this will be applied: (i) in payment to the common shares of a dividend up to the limit of the priority dividend of the preferred shares; (ii) if a balance still remains, in the distribution of an additional dividend to the common and the Class “A” preferred shares on equal conditions, in such a manner that each common or preferred share of that class receives the same dividend. On account of the loss suffered in 2008, the Company did not distribute any amount by way of dividends or equity interest in 2009.

(f) Equity valuation adjustment

This line was introduced by Law 11638/07 to recognize shareholders’ equity amounts which have not, but will be recorded in income for the year in the future. The account includes the following amounts:

Variation in the market value of financial instruments:	Sep/09	Jun/09

• Financial assets classified as available for sale, net of income tax (Note 5)	5,174	2,321
• Hedge transactions (Note 22 (f.3)(iii))	(80,072)	(59,702)

Total	(74,898)	(57,381)

21 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQU¥MICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQU¥MICA filed a plea known as embargos de divergência. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case records.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

(b) Offsetting of tax credits

From May through October 2000, absorbed companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (Assignor). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures. The debt entered as dívida ativa plus default charges came to R$ 352,505 as of September 30, 2009.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the likelihood of success in those cases as probable.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the absorbed companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the absorbed companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labeled the likelihood of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(c) National Social Security Institute - INSS

The Company is party to several social security disputes in the administrative and judicial spheres, totaling approximately R$ 268,185 (updated by the SELIC rate) as of September 30, 2009.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was provisioned for.

(d) Other court disputes involving the Company and its subsidiaries

  The Company figures as defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$ 28,388 as of September 30, 2009. Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provisioned for.

  In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

  As of September 30, 2009, the Company and its subsidiaries figured as defendant in 1,399 suits for damages and labor claims (already including those mentioned above), totaling approximately R$ 382,687 (June 2009 – R$ 373,131). According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company and its subsidiaries have provisioned for R$ 20,051.

  In 1999, the Federal Revenue Office (SRF) served notice on subsidiary Copesul charging a supposedly delinquent IRPJ and CSL tax for the 1994 base period, relating to monetary adjustment of balance sheet items and equity accounting results due to the accounting of dividends distributed by a subsidiary abroad. The updated dispute comes to R$ 21,634. An appeal lodged by the National Treasury at the Higher Tax Appeals Chamber (CSRF) is pending judgment. According to the legal advisors of Copesul, the likelihood of a favorable outcome for this case is reasonably possible.

(e) Federal debts and taxes paid in installments

Under Law 11941 of 2009 and Provisional Measure 470 of 2009, delinquent taxpayers may settle their federal tax liabilities (including social contributions) on favorable conditions. These conditions comprise (i) a reduction of up to 100% in statutory fines and charges; (ii) a reduction of up to 90% in interest payments; (iii) payment in up to 180 installments; and (iv) the possibility of using net operating losses and the CSLL negative base to offset the tax liability.

Given the complexities underlying the matters at dispute in the administrative and judicial cases to which the Company is a party, the Company’s Management is carrying out a detailed analysis of all its tax liabilities. Based on such analysis, Management will decide – until November 30, 2009 – which contingencies may qualify for the installment payment program, such as IPI Zero Rate, IPI Tax Credit on Exports, and Social Contribution on Income.

22 Financial instruments

Non-derivative financial instruments

At September 30, 2009 and June 30, 2009, Braskem and its subsidiaries held the following non-derivative financial instruments, according to the definition given by CPC 14.

	Book value (assets and liabilities)		Fair value

Identification	Sep/09	Jun/09	Sep/09	Jun/09

Cash and cash equivalents (Note 4)

- Financial investments in Brazil	1,825,815	1,701,102	1,825,815	1,701,102

Exclusive investment fund	1,547,168	1,417,842	1,547,168	1,417,842

Fixed-income securities	278,647	283,260	278,647	283,260

- Financial investments abroad	499,455	794,497	499,455	794,497

Investment funds in foreign currency	62,251	76,386	62,251	76,386

Time Deposits	437,204	718,111	437,204	718,111

Marketable securities (Note 5)	264,577	286,762	264,577	286,762

U.s. Treasury bonds	264,577	286,762	264,577	286,762

Financing in foreign currency (Note 16)	6,514,801	7,301,451	763,521	7,376,624

Advances on exchange contracts	7,107	133,886	7,107	133,886

Working capital	690,231	755,725	690,231	755,725

BNDES (foreign currency)	183,900	201,809	183,900	201,809

Eurobonds	2,310,306	2,524,548	2,426,823	2,507,605

Raw material financing	16,888	18,349	16,888	18,349
Medium Term Notes	454,391	513,061	559,759	605,177

Export prepayments	2,737,862	3,022,341	2,737,862	3,022,341
Project financing (NEXI)	119,360	131,732	119,360	131,732

Debentures (Note 17)	812,806	819,508	798,862	802,445

Debentures	812,806	819,508	798,862	802,445

Risk and derivative financial instruments

(a) Risk management

The Company is exposed to market risk arising from variations in commodity prices, foreign exchange rates and interest rates, and to credit risk arising from the possibility of default by its counterparties in financial investments, accounts receivable and derivatives.

The Company adopts procedures for managing market and credit risks, in line with a Financial Management Policy and a Risk Management Policy. The aim of risk management is to protect the Company’s cash flow and reduce the threats to financing its operating working capital and investment programs.

(b) Exposure to foreign exchange risks

The Company has commercial transactions denominated in or indexed to foreign currencies. The prices of the Company’s inputs and products are denominated in or strongly influenced by international commodity quotations, which are usually denominated in U.S. dollars. Furthermore, the Company has used long-term fundraising in foreign currencies, which leads to exposure to the variation in the foreign exchange rates between the real and the foreign currencies. The Company manages its foreign currencies exposure using a combination of foreign currency debt, foreign currency investments and derivatives. The Company’s foreign exchange risk management policy contemplates maximum and minimum cover limits which must be obeyed, and which are continually monitored.

(c) Exposure to interest rate risks

The Company is exposed to the risk that variations in floating interest rates lead to an increase in financial expenses with future interest payments. The floating-rate foreign currency debt is subject mainly to fluctuations in LIBOR. Domestic currency debt is subject mainly to the variation of the Long-Term Interest Rate (TJLP), pre-fixed rates in reais and daily variation of the CDI rate.

(d) Exposure to commodity risks

The Company is exposed to variation in the prices of different petrochemical commodities, especially its main raw material, naphtha. The Company seeks to pass on the price oscillations of this raw material caused by fluctuations in international prices. However, part of its sales may be undertaken using fixed-price contracts or within a maximum and/or minimum floating range. These contracts may be commercial agreements or derivative contracts associated to forward sales. At September 30, 2009, the Company had no outstanding contracts of this nature.

(e) Exposure to credit risks

The operations that subject the Company and its subsidiaries to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivables, exposing the Company to the risk of the financial institution or customer involved. In order to manage this risk, the Company keeps its bank accounts and financial investments with large financial institutions, weighting the concentrations in line with the institutions’ ratings and the prices observed in the Credit Default Swaps (CDS) market, as well as entering into netting agreements that minimize the overall credit risk arising from the various financial transactions carried out among the parties.

In regard to customer credit risk, the Company protects itself by making detailed analyses before granting credit and by obtaining real and pro forma guarantees, when deemed necessary.

(f) Derivative financial instruments

The Company uses derivative financial instruments for the following purposes:

f.1) Hedge: Hedge activities are executed in line with the Company’s policies. The financial management policy includes a continuous short-term hedge program for the foreign exchange risk arising from its transactions and financial items. Other market risks are covered as they are introduced to each transaction. In general, the Company judges the need for hedge while analyzing prospective transactions and seeks to undertake made-to-measure hedge for the transactions under consideration, in addition to preserving the hedge for the entire time frame of the transaction being covered.

The Company may elect to designate derivatives as hedge for applying Hedge Accounting pursuant to CPC 14. Designation of the hedge is not mandatory. The Company will usually elect to designate derivatives as a hedge when it is expected that the application of Hedge Accounting will afford a relevant improvement in demonstrating the off-set effect of the derivatives on the variations of the items being hedged.

At September 30, 2009, the Company held financial derivative contracts for a total nominal amount of R$ 2,382,260 (Jun/09 - R$ 2,587,422), of which R$ 2,102,605 relates to hedge transactions designated as such, and R$ 279,655 to other hedge transactions (see i.a and i.b below). There are not derivatives that were used for other purposes. In July 2009, the Company carried out a U.S. dollar future sale for a notional value of US$ 285,000 thousand, which was settled in August 1009 to hedge cash flows from the U.S. dollar exchange variation.

f.2) Modifying the return on other instruments: The Company may use and has used derivatives to modify the return on investments or the interest rate or the correction index of financial liabilities, in line with its judgment regarding the most appropriate conditions for the Company. When the modified return risk using derivatives is substantially lower for the Company, the transaction is considered hedged. When the Company uses derivatives to modify the returns on investments, it seeks to match the obligations it will have by virtue of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or correction index on liabilities, it seeks to match the rights it will have by virtue of the derivative with the obligations represented by the liabilities. These transactions involving modification of investment returns, interest rates or correction indices on financial commitments are undertaken for an amount not exceeding that of the underlying investment or commitment. The Company does not leverage its positions using derivatives. At September 30, 2009, the Company had no transactions with that purpose.

f.3) Monetization of certain risks: The Company may use derivatives to monetize certain risks it considers acceptable on account of its exporting profile. By monetizing a risk, Braskem receives financial income in exchange for compensating the counterparty should a specific event occur. At September 30, 2009, the Company had no transactions with that purpose.

All derivative financial instruments held as of September 30, 2009 were entered into on the OTC market with large financial counterparties and supported by global derivatives agreements in Brazil or abroad.

The derivative financial instruments are shown on the balance sheet at their fair value, in the asset or liability account, should the fair value represent a positive or negative balance for the Company, respectively. The derivative financial instruments must be classified as “trading instruments”. The periodic variances in the fair value of the derivatives are recognized as financial revenue or expense in the same period in which they occur, except when the derivative is designated and qualifies for cash flow hedge accounting in the period in question.

The fair value of the derivatives is obtained:

a) from public sources in the case of exchange-traded derivatives;

b) using discounted cash flow models when the derivative is a forward purchase or sale or a swap contract.

c) using option contract evaluation models, such as the Black-Scholes model, when the derivative contains option features.

The evaluation premises (model “inputs”) are obtained from sources that reflect more current observable market prices, particularly interest rate curves and forward currency prices disclosed on the Mercantile and Futures Exchange, spot foreign exchange rates disclosed by the Brazilian Central Bank, and international interest rate curves disclosed by well-know quotation services like Bloomberg or Reuters.

At September 30, 2009, the Company had no derivatives that required non-observable premises for calculating their fair value.

The table below shows all transactions using derivative financial instruments existing as of September 30, 2009. The “Receipts (payments)” column shows the amounts received or paid for the settlements undertaken during the third quarter of 2009, while the “income (expense)” column shows the effect recognized in financial income or expense associated with the settlements and the variance in the fair value of the derivatives for the period ended September 30, 2009:

						Fair value (R$ thousand)

				Receipts	Revenues
Identification	Notional value	Maturity	Purpose	(payments)	(expenses)	Sep/09	Jun/09
					(R$ thousand)

YEN-CDI swap (Note 22 i.a)	R$ 279.655	Jun/2012	Exchange hedge of NEXI financing	(5,810)	(9,270)	(24,184)	(20,724)
Interest rate swap (Libor-fixed) (Note 22 i.b)	US$ 725,000 thousand	Oct/2013	Interest rate hedge (designated for hedge accounting)		(6,338)	(87,242)	(72,759)
Interest rate swap (Libor-fixed) (Note 22 i.b)	US$ 457,500 thousand	Jul/2014	Interest rate hedge (designated for hedge accounting)	(602)	(2,721)	(8,334)	5,142
U.S. dollar future sale	US$ 285,000 thousand	Aug/2009	Exchange hedge of cash flows	42,736	42,736

(*) Revenues or expenses arising from interest rate swaps designated as hedges were recorded in the interest expense account, under financial results.

i) Transactions existing at September 30, 2009

At September 30, 2009, the Company and its subsidiaries held the following derivative financial instruments:

i.a) Project financing (NEXI)-linked swaps

At September 30, 2009, the Company held four currency swap contracts for a total nominal amount of R$ 279,655, contracted for hedging yen-denominated financings with floating interest rates, maturing in March and June of 2012. The purpose of these swaps is to offset the fluctuation risk in the Yen-Real foreign exchange rate arising from the financings, and to offset the risk of variation in future expenses with interest payments. The term, amount, settlement dates and yen interest rates of the swaps are matched to the terms of the financing. The Company intends to hold these swaps until the financing is liquidated.

The characteristics of each swap transaction are listed below:

				Fair value

Identification	Notional value, R$	Interest rate	Maturity	Sep/09	Jun/09

Swap NEXI I	28,987	104.29%CDI	Jun/12	(1,958)	(1,187)
Swap NEXI II	136,495	101.85%CDI	Mar/12	(15,422)	(15,798)
Swap NEXI III	91,851	103.98%CDI	Jun/12	(5,730)	(3,273)
Swap NEXI IV	22,322	103.98%CDI	Jun/12	(1,074)	(466)

	279,655			(24,184)	(20,724)

These contracts may require Braskem to make guarantee deposits under certain conditions. At September 30, 2009, Braskem had no guarantee deposits outstanding in regard to these derivatives. The counterparties in these transactions are prime banks with ‘A’ credit ratings or better from the agencies Moody’s, Standard & Poor’s or Fitch, which is coherent with the discount rates used to reflect the counterparty credit risk.

The Company elected not to designate these swaps as hedges for applying hedge accounting, since the main risk protected, foreign exchange rate variation, is satisfactorily represented by the simultaneous results of foreign exchange variation of the financing and variation in the fair value of the derivative. As a result, the periodic variation in the fair value of the swaps is recorded as financial income or expense in the same period in which they occur. At September 30, 2009, the Company recognized financial expense of R$ 9,270 relating to changes in fair value of these swaps between June 30 and September 30, 2009.

i.b) Export prepayment-linked interest rate swaps

At September 30, 2009, the Company held 16 interest rate swap contracts for a total notional value of US$ 1,182,500 thousand, which it entered into for export prepayment debt contracted in U.S. dollars and at (Libor-based) floating interest rates in October 2008 and April 2009, maturing in October 2013 and July 2014 (Note 16(b)). Under these swaps, the subsidiary Braskem Inc. receives floating rates (Libor) and pays fixed rates periodically in a manner that matches the prepayment debt cash flow. The purpose of these swaps is to offset the variation in future financial debt expenses caused by Libor rate fluctuation. The term, amount, settlement dates and floating interest rates match the terms of the debt. The Company intends to hold these swaps until the financing is liquidated.

These swaps were designated as “cash flow hedging” for the fluctuating Libor risk on specified debt, for the purposes of hedge accounting. The actual periodic variations in the fair value of the derivatives designated as “cash flow hedging” that are highly effective in offsetting cash flow variations in the hedged item are recognized in the shareholders' equity under “Adjustments in Equity Evaluation” up to the date on which the respective variation of the hedged object impacts the result. The impacts of Libor on the hedged object are expected to impact the results in each debt interest appropriation period, beginning on the disbursement date and going out to its maturity date.

The Company tests the effectiveness of these hedges on the closing date of each reporting period using the accrued monetary offset method. Under this method, the hedge is considered effective if the cash flow variation of the derivatives is between 80% and 125% of the variation of the hedged item caused by the risk being covered. The effectiveness test as of September 30, 2009 showed that the derivatives were highly effective in offsetting the variations in the hedged item caused by Libor fluctuations during the period from when the derivatives were contracted until the end of the reporting period, and that all other conditions that qualify these instruments for hedge accounting were met. As a result, the effective portion of the variation in the fair value of the derivatives, in the amount of R$ (28,561), was recorded as Equity valuation adjustment. The Company reclassified from Equity valuation adjustment to financial expenses the amounts of R$ (13,369) and R$ (2,721), respectively, relating to the portion of the offset effect of the derivatives on the hedged item, for accrual in the period ended September 30, 2009. The characteristics of the swap transactions are listed below:

Braskem Inc.:

	Notional value			Fair value

Identification	US$ thousand	Interest rate	Maturity	Sep/09	Jun/09

Swap EPP I	100,000	3.9100	Oct/13	(12,411)	(10,446)
Swap EPP II	100,000	3.9100	Oct/13	(12,411)	(10,446)
Swap EPP III	100,000	3.9525	Oct/13	(12,674)	(10,732)
Swap EPP IV	25,000	3.8800	Oct/13	(3,057)	(2,561)
Swap EPP V	50,000	3.5675	Oct/13	(5,149)	(4,074)
Swap EPP VI	100,000	3.8800	Oct/13	(12,226)	(10,245)
Swap EPP VII	50,000	3.5800	Oct/13	(5,187)	(4,117)
Swap EPP VIII	100,000	3.8225	Oct/13	(11,871)	(9,859)
Swap EPP IX	100,000	3.8850	Oct/13	(12,256)	(10,279)

				(87,242)	(72,759)

			Short term	(36,792)	(36,755)
			Long term	(50,450)	(36,004)

Braskem S.A.:

	Notional value			Fair value

Identification	US$ thousand	Interest rate	Maturity	Sep/09	Jun/09

Swap EPP X	35,000	2.5000	Mar/14	(1,029)	(33)
Swap EPP XI	75,000	1.9500	Jul/14	(154)	1,406

Swap EPP XII	100,000	2.1200	Nov/13	(1,307)	1,572
Swap EPP XIII	50,000	2.1500	Nov/13	(747)	685
Swap EPP XIV	50,000	2.6400	Apr/14	(1,685)	(261)

Swap EPP XV	100,000	2.6200	Apr/14	(3,253)	650
Swap EPP XVI	47,500	1.6700	Jun/13	(159)	601

				8,334	5,142

			Short term	(8,713)	(4,893)
			Long term	379	10,035

The “Interest Rate” column contains a fixed contract fee which the Company pays in exchange for receiving Libor.

These contracts may require the Company and its subsidiary to make guarantee deposits under certain conditions. At September 30, 2009, the Company and its subsidiary had no guarantee deposits outstanding in regard to these derivatives. The counterparties in these transactions are prime banks with “A” credit ratings or better from the agencies Moody’s, Standard & Poor’s or Fitch, which is coherent with the discount rates used to reflect the counterparty credit risk.

The value at risk of the derivatives held by the Company as of September 30, 2009, defined as the greatest loss that may result, in one month, in 95% of the cases, in normal market conditions, was estimated by the Company at R$ 89,968 for EPP swaps and R$ 28,237 for NEXI swaps.

ii) Exposure by counterparty

Outstanding exposure of the Company to the risk of default by counterparties in derivative financial instruments is listed in the table below, taking into account the market values of the derivatives plus the guarantees:

Counterparty	Principal	Exposure Sep/09

Barclays	84,460	(158)
BBVA	355,620	(24,822)
BES	444,525	(5,307)
Calyon	311,168	(20,879)
Citibank	291,984	(19,030)
Deutsche Bank	151,139	(2,715)
HSBC	133,358	(154)
JP Morgan	62,043	(15,422)
Santander	473,513	(31,274)

(iii) Components of equity valuation adjustments due to hedge transactions

The Company has designated certain derivatives as “cash flow hedge”, which created final balances of Equity Valuation Adjustments (AAP). The summary of changes to equity evaluation adjustments is given below:

		Reclassifications to
		expense (revenues in
	AAP	3Q 2009 by
	balance in	achievement of	Activity of hedges’
Item	Jun/09	competence	effective portions	AAP balance in Sep/09

Swaps EPP
Braskem Inc.	(65,728)	6,338	(14,483)	(73,873)
Swaps EPP
Braskem S.A.	6,027	1,852	(14,078)	(6,199)

Total	(59,701)	8,190	(28,561)	(80,072)

The components of the highly effective offset and the ineffective portion of the variation in the fair value of the derivatives, as well as the reclassification of the amounts referring to the hedges having achieved their competence in the period were recognized as follows:

	1. Fair value

Item	Sep/09	Jun/09	2.Receipts (payments)	3. Gain (loss) In the period, of:	3.a Recognized in revenues (expenses)	3.b Recognized in AAP

Swaps EPP Braskem Inc.	(87,242)	(72,759)		(14,483)	(6,338)	(8,145)
Swaps EPP Braskem S.A.	(8,334)	5,142	(602)	(14,078)	(1,250)	(12,828)
Total	(95,576)	(67,617)	(602)	(28,561)	(7,588)	(20,973)

(g) Sensitivity analysis

Financial instruments, including derivatives, may suffer variations in their fair value arising from the fluctuation of commodity prices, foreign exchange rates, interest rates, shares and shares indices, price indices and other variables. The sensitivity evaluation of derivative and non-derivative financial instruments to these variables is shown below.

i) Risk selection

The Company selected the three market risks that may most affect the value of the financial instruments it holds, such as: a) the US dollar-real foreign exchange rate; b) the Yen-Real foreign exchange rate; c) Libor floating interest rate.

For the purposes of the sensitivity analysis to risk, the Company shows currency exposures as if they were independent, that is, without reflecting in the exposure to one foreign exchange rate the risk of variation in other foreign exchange risks that might be indirectly influenced by it.

ii) Scenario selection

Pursuant to CVM Instruction 475/08, the Company includes three scenarios in the sensitivity analysis, of which one is probable and two which might represent adverse effects for the Company. In preparing the adverse scenarios, the Company considered only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions. It did not take into account the global impact on the Company’s operations, such as that involving revaluing of stocks and future income and expenses. Since the Company manages its exchange exposure on a net basis, adverse effects verified when the US dollar rises against the Real can be offset by the opposite effects on the operating results of Braskem.

The probable scenario considered was the one published by the FOCUS study disclosed by the Central Bank of Brazil on September 25, 2009. In the case of the interest rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the CDI. In the case of the foreign exchange rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the US dollar against the Brazilian real.

The possible and extreme scenarios for the US dollar-real exchange rate were considered a rise of 25% and 50%, respectively, in the quotation of the dollar compared to the closing rate in the third quarter of 2009.

The possible and extreme scenarios for the yen-real exchange rate were considered a 25% and 50% rise, respectively, in the quotation of yen in reais compared to the closing rate in the third quarter of 2009.

The possible adverse and extreme scenarios for the US dollar-real exchange rate were considered, respectively, a rise of 25% and 50% in the quotation of the dollar in relation to the dollar in the period ended September 30, 2009.

The sensitivity amounts in the tables below are the variations in the value of the financial instruments in each scenario, with the exception of table (v), which shows the variations in future cash flows.

iii) Sensitivity to the US dollar-real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variation in the US Dollar–real foreign exchange rate is shown in the table below.

Instrument	Probable	Possible adverse (25%)	Extreme adverse (50%)

Advances on bills of exchange delivered	(88)	(1,777)	(3,554)
Working capital/Structured transactions	(8,501)	(172,558)	(345,115)
BNDES	(2,265)	(45,975)	(91,950)
Eurobonds	(28,455)	(577,577)	(1,155,153)
Raw material financing	(208)	(4,222)	(8,444)
Investment funds in foreign currencies	790	16,040	32,080
Medium Term Notes	(5,597)	(113,598)	(227,195)
Export prepayments	(33,721)	(684,465)	(1,368,930)
Time Deposits	5,648	114,642	229,284
U.S. Treasury bills	3,251	65,993	131,985
Prepayment debt of exports, plus hedge, as follows:
Prepayment debt	(25,869)	(525,098)	(1,050,195)
EPP swap (see (f)i.b)	25,983	527,392	1,054,784

iv) Sensitivity to the Yen-Real foreign exchange

The sensitivity of each financial instrument, including derivatives and the items they cover, to variation in the Yen-Real foreign exchange rate is shown in the table below.

Instrument	Probable	Possible adverse (25%)	Extreme adverse (50%)

Project financing (NEXI), plus swaps, as follows:	(9)	(178)	(356)
Debt (NEXI)	(1,470)	(29,840)	(59,680)
Swaps (NEXI) (see (f)i.a)	1,461	29,662	59,324

v) Sensitivity of future cash flows to floating Libor interest rates

The sensitivity of future interest income and expenses of each financial instrument, including the effect of derivatives and the items they cover is shown in the table below. The figures represent the impact on financial income (expenses) taking into account the average term of the respective instrument.

Instrument	Probable	Possible adverse (25%)	Extreme adverse (50%)

BNDES	(33)	(720)	(1,434)
Working capital/Structured transactions	(438)	(9,352)	(18,455)
Raw material financing	(2)	(50)	(99)
Export prepayments	(9)	(205)	(410)
Prepayment debt of exports, plus hedge, as follows:
Prepayment debt	(468)	(10,081)	(20,066)
EPP swap (see (f)i.b)	468	10,081	20,066

23 Financial Result

	Parent company		Consolidated

	Sep/09	Sep/08	Sep/09	Sep/08

Financial income:
Interest revenues	421,511	277,359	149,988	98,504
Monetary variations	46,923	14,013	45,914	28,263
Exchange variations	(650,810)	580,212	(649,268)	494,775
Gains on derivative transactions	83,789	10,089	83,789	3,218
Other	11,989	10,398	13,351	11,517

	(86,598)	892,071	(356,226)	636,277

Financial expenses:
Interest expenses	(759,189)	(364,969)	(486,248)	(372,469)
Monetary variations	(164,219)	(169,269)	(156,203)	(152,864)
Exchange variations	2,792,872	(1,150,451)	2,746,647	(1,238,694)
Losses on derivative transactions	(41,334)	(30,273)	(41,334)	(7,387)
Tax liabilities – SELIC	(178,762)	(63,724)	(178,785)	(64,644)
Tax expenses on financial transactions	(26,902)	(37,322)	(28,559)	(50,514)
Discounts granted	(118,530)	(68,706)	(121,076)	(80,230)
Funding transaction costs – amortization	(9,469)	19,512	(9,469)	19,512
Adjustment to present value – appropriation	(71,352)	(61,872)	(104,778)	(61,852)
Other	(35,667)	(62,662)	(36,888)	(68,756)

	1,387,448	(1,989,736)	1,583,307	(2,077,898)

Financial result	1,300,850	(1,097,665)	1,227,081	(1,441,621)

24 Other Operating Income and Expenses

	Parent company		Consolidated

	Sep/09	Sep/08	Sep/09	Sep/08

Rental of facilities and assignment of right of use	1,125	11,807	1,125	11,807
Tax incentives and recovery of taxes (i)	103,365	16,886	103,378	66,527
Proceeds from the sale of sundry materials	(3,024)	(12,949)	(3,141)	(11,477)
Social security indemnifications	11,442	(219)	11,442
Contractual indemnifications	26,856	16,766	26,856	16,766
Other	(32,597)	(11,156)	(34,144)	(29,321)

	107,167	21,135	105,516	54,302

(i) In the first quarter of 2009, the Company recorded R$ 96,562 arising from the successful outcome of the lawsuit filed by merged company Copesul to challenge the increase in the PIS and COFINS calculated basis introduced by Law 9718/98.

25 Other Income and Expenses, Net

Other income for the period ended September 30, 2009 includes R$ 252,105 relating to the disposal of the investment in Petroflex (Note 1(b)). The investment cost value on the disposal date, of R$ 121,557, was recorded as other expenses.

26 Insurance Coverage

Braskem and its subsidiaries have an extensive risk management program that affords cover and protection for all its insurable corporate assets, as well as for losses involving interruption to production, by means of an “All Risks”-type policy. This policy stipulates the amount for maximum probable damage, considered sufficient to cover any accidents, bearing in mind the nature of the Company’s activity and the advice of its insurance consultants. The current policy was contracted for the period between October 2008 and March 2010 and includes the following coverage:

Coverage	Braskem		IQ
	US$ (thousand)	R$	R$
Maximum limit of indemnification for inventories, property, plant and equipment and loss of profits, per event	2,000,000	3,556,200	71,751

Insured assets amount	16,665,982	29,633,782	71,751

Additionally, the Company takes out transportation, group life, sundry risks and vehicle insurance. The risk premises adopted are not part of the scope of the audit, and consequently have not been examined by our independent auditors.

27 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência, which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

At September 30, 2009, participants in ODEPREV comprise 2,971 active employees (Sep/08 – 2,528). The Company’s and employee’s contributions amounted to R$ 5,030 (Sep/08 – R$ 11,967) and R$ 14,982 (Sep/08 – R$ 14,535), respectively.

(b) PETROS - Fundação PETROBRAS de Seguridade Social (“PETROS”)

  In June 2005, the Company communicated PETROS its intention to withdraw as a sponsor of the defined benefit plan as from the 30th of that month. Such withdrawal was ratified by the Supplementary Pension Plan Secretary (“SPC”) on April 29, 2009. SPC is an agency under the Social Security Ministry, in charge of regulating and inspecting private pension plans.
  Financial settlement in this connection took place during the second half of 2009.

  Merged company Copesul and a portion of its employees are sponsors of PETROS - Fundação PETROBRAS de Seguridade Social, in defined benefit pension and retirement plans.

  At September 30, 2009, the number of participants is 309 active employees and the Company’s and employees’ contributions were R$ 3,299 (Sep/08 – R$ 4,551) and R$ 2,715 (Sep/08 – R$ 3,172), respectively.

  As contemplated in the regulations of PETROS and applicable legislation, in the event the technical reserves are materially insufficient, maintainers and participants will contribute additional financial funds, or benefits under the plan will be adapted to the resources available. Until the quarter closing date, there was no need for any supplementary contribution.

(c) COPESULPREV – Plano Copesul de Previdência Complementar

The Board of Directors of Copesul, in May 2003, approved the institution of the Copesul Supplementary Pension Plan known as COPESULPREV, a closed plan under the defined contribution modality. This plan seeks to serve employees not covered by the former PETROS plan, today closed to new entrants. The plan is administered through PETROS - in an independent manner, with no links to any other pension plan managed by that entity today, in compliance with the provisions of Supplementary Law 109/2001.

On August 31, 2009, the Company communicated to Copesulprev its withdrawal as a sponsor.

Until August 2009, the Company’s and employees’ contributions amounted to R$ 1,011 (Sep/08 – R$ 1,089) and R$ 816 (Sep/08 – R$ 891), respectively.

(d) Fundação Francisco Martins Bastos – FFMB

Since the merger of IPQ, the Company is a sponsor of Fundação Francisco Martins Bastos - FFMB, a private supplementary pension plan that was set up to manage and execute the defined benefit pension plan for the Ipiranga Group employees.

On June 30, 2009, the Company communicated to Fundação Francisco Martins Bastos its withdrawal as a sponsor. Following the completion of computation of participant reserves, the process will be submitted to the approval of the Supplementary Social Security Secretary.

Until June 2009, the Company’s and employees’ contributions amounted to R$ 1,619 (Sep/08 – R$ 1,440) and R$ 502 (Sep/08 – R$ 770), respectively.

(e) Triunfo Vida

Since the merger of Petroquímica Triunfo, the Company is a sponsor of Triunfo Vida, a private supplementary pension entity, designed to manage and execute the defined contribution pension plan for Petroquímica Triunfo employees.

At September 30, 2009, participants in this plan comprise 180 active employees. The Company’s and employees’ contributions amounted to R$ 311 (Sep/08 – none) and R$ 460 (Sep/08 – R$ 440), respectively.

28 Subsequent Event

Decree 11807 enacted on October 28, 2009 by the Bahia State Government establishes that ICMS levied on naphtha acquired in the domestic market will be gradually reduced as from November 2009, to reach full deferral starting April 2011. With respect to imported naphtha, full deferral will start in March 2011. The decree is one more step towards the realization of the accumulated ICMS credits mentioned in Note 9 (a).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.